Filed Pursuant to Rule 424(b)(3)

Registration No. 333-184637

PROSPECTUS

3,864,461 Shares

Common Stock

This prospectus relates to the sale or other disposition from time to time of up to 3,864,461 shares of our common stock, which are held by the selling stockholders named in this prospectus. The shares of common stock covered by this prospectus were previously issued by us to the selling stockholders in a private placement that closed on October 24, 2012, as more fully described in this prospectus. We are not selling any shares of common stock under this prospectus and will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

The selling stockholders may sell or otherwise dispose of the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell or otherwise dispose of their shares of common stock in the section entitled “Plan of Distribution” on page 36. The selling shareholders will pay all brokerage fees and commissions and similar expenses. We will pay all expenses (except brokerage fees and commissions and similar expenses) relating to the registration of the shares with the Securities and Exchange Commission.

Our common stock is listed on The NASDAQ Global Market under the symbol “CEMP.” On November 19, 2012, the last reported sale price of our common stock on The NASDAQ Global Market was $5.61.

We qualify as an “emerging growth company,” as that term is defined in the Jumpstart our Business Startups Act.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 7 of this prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 20, 2012.

You should rely only on the information contained in or incorporated by reference into this prospectus, as supplemented and amended. We have not, and the selling stockholders have not, authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

We urge you to read carefully this prospectus, as supplemented and amended, together with the information incorporated herein by reference as described under the heading “Incorporation of Documents by Reference”, before deciding whether to invest in any of the common stock being offered.

Unless the context indicates otherwise, as used in this prospectus, the terms “Cempra,” “we,” “us,” “our,” “our company” and “our business” refer to Cempra, Inc.

Cempra™ is our trade name, the Cempra logo is our trademark and Taksta® is our registered trademark. All other trade names, trademarks and service marks appearing in this prospectus are the property of their respective owners. We have assumed that the reader understands that all such terms are source-indicating. Accordingly, such terms, when first mentioned in this prospectus, appear with the trade name, trademark or service mark notice and then throughout the remainder of this prospectus without trade name, trademark or service mark notices for convenience only and should not be construed as being used in a descriptive or generic sense.

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PROSPECTUS SUMMARY

This summary highlights certain information about us and this offering contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including “Risk Factors” beginning on page 7, and the financial statements and related notes incorporated by reference into this prospectus.

Overview

Our Company

Overview

We are a clinical-stage pharmaceutical company focused on developing antibiotics to meet critical medical needs in the treatment of infectious diseases, particularly respiratory tract infections and chronic and acute staphylococcal infections. Our lead program, solithromycin, also referred to as CEM-101, which we are developing in both oral and intravenous, or IV, formulations initially for the treatment of community acquired bacterial pneumonia, or CABP, one of the most serious infections of the respiratory tract, has completed a successful Phase 2 clinical trial of the oral formulation for the treatment of CABP, demonstrating comparable efficacy to the current standard of care, levofloxacin, with a favorable safety and tolerability profile. Our second program is Taksta, which we are developing in the U.S. as an oral treatment for bacterial infections caused by S. aureus, including methicillin-resistant staphylococcus aureus, or MRSA, such as prosthetic joint infections. Taksta has successfully completed a Phase 2 clinical trial in patients with acute bacterial skin and skin structure infections, or ABSSSI, which is frequently caused by S. aureus, MRSA, demonstrating a favorable safety and tolerability profile and comparable efficacy to linezolid (sold under the brand name Zyvox®), the only oral antibiotic for the treatment of MRSA approved by the U.S. Food and Drug Administration, or FDA. We have global rights (other than the Association of South East Asian Nations, or ASEAN, countries, which are Brunei Darussalam, Cambodia, Indonesia, Laos, Malaysia, Myanmar (Burma), the Philippines, Singapore, Thailand and Vietnam) to solithromycin and are developing Taksta for the U.S. market. In the fourth quarter of 2012, we expect to initiate a pivotal Phase 3 trial for oral solithromycin in patients with CABP and a Phase 2 trial for Taksta in patients with prosthetic joint infections.

Despite the many antibiotics available and the size of the market for antibiotics, we believe this market has significant critical needs for several reasons. First, the effectiveness of many antibiotics has declined worldwide due to bacterial resistance to the currently available antibiotics. The World Health Organization has stated that antibiotic resistance is one of the greatest health care challenges for the future. Second, many existing antibiotics have known side effects, which limit their use. Third, some antibiotics do not have sufficient potency to adequately fight bacteria. Finally, many of the existing antibiotics used to treat serious infections are difficult or inconvenient to administer, often requiring hospitalization for IV treatment. The clinical data we have generated suggest that solithromycin and Taksta address each of these challenges. As a result, we believe solithromycin and Taksta have the potential to meet this large and growing need.

Solithromycin (CEM-101)

Solithromycin is a potent new macrolide that we are developing in oral and IV formulations for the treatment of respiratory tract infections, including CABP, which is one of the most common serious infectious diseases of the respiratory tract. Historically, macrolides, including azithromycin, have been among the most frequently prescribed drugs for respiratory tract infections because of their combination of spectrum of antibacterial activity, safety for use in adult and pediatric patients, availability in oral and IV formulations, and strong anti-inflammatory properties. Spectrum of activity refers to the antibiotic’s ability to protect against a range of bacterial types. The effectiveness of macrolides for treating serious respiratory tract infections such as CABP, however, has been limited due to the need to use macrolides in combination with cephalosporins as well as resistance issues related to earlier generations of macrolides. Due to increasing resistance and the need to use macrolides in conjunction with cephalosporins, macrolides generally have not been used for serious infections. As a result, fluoroquinolones, including levofloxacin, have been a standard treatment because they can be used in monotherapy, despite this class having a less desirable safety and tolerability profile than macrolides. We believe solithromycin, with its unique chemical structure, will retain and improve on the beneficial features of macrolides while overcoming the shortcomings of existing therapies.

Our Phase 1 and Phase 2 clinical trials and pre-clinical studies to date have shown that solithromycin has the following attributes:

•	favorable safety and tolerability profile;

•	comparable efficacy to the current standard of care;

•	potent activity against a broad range of bacteria with excellent tissue distribution and intracellular activity;

•	lower incidence of resistance development;

•	potential for IV, oral and suspension formulations that may allow it to be used in broad patient populations and settings; and

•	anti-inflammatory qualities to help patients feel better sooner during treatment.

In the third quarter of 2011, we completed a successful Phase 2 clinical trial in 132 CABP patients comparing the oral formulation of solithromycin to levofloxacin, a fluoroquinolone which is the current standard of care. In this trial, solithromycin demonstrated efficacy comparable to levofloxacin and a favorable safety and tolerability profile, with a lower incidence of treatment emergent adverse events than levofloxacin.

In addition to our oral formulation, we are developing an IV formulation to treat severe CABP in patients requiring hospitalization. We believe that providing both the IV and oral formulations will be beneficial to doctors who prefer to start treatment of patients in a hospital setting with an IV drug and then switch them to an oral formulation of the same medication to complete the course of treatment on an out-patient basis, known as IV-to-oral step-down therapy. We believe this would be more convenient and cost-effective for patients and have pharmacoeconomic advantages for health care systems.

We are planning our pivotal trial program, which will serve as the basis for our NDA for oral solithromycin to treat CABP which, based on our discussions with the FDA, we believe will require two Phase 3 trials in CABP, one trial with oral solithromycin and another trial with IV solithromycin stepping down to oral solithromycin. These trials will be randomized, double-blinded studies conducted against a fluoroquinolone, for which we will have to show non-inferiority from an efficacy perspective and acceptable safety and tolerability. Non-inferiority from an efficacy perspective means solithromycin will have to prove it is statistically as effective as a comparator drug within a pre-defined margin. Earlier in 2012, the FDA clarified the guidance for the clinical development of therapies for the treatment of CABP. We have designed our Phase 3 trials to meet these new guidelines. The FDA has reviewed our oral Phase 3 trial protocol and we expect to begin the Phase 3 trial with oral solithromycin before the end of 2012. We recently reported results from our Phase 1 trial for the IV formulation of solithromycin in which we demonstrated that IV solithromycin was well tolerated, showed a favorable pharmacokinetic (PK) profile and achieved relevant plasma concentrations. Based on this study, we have selected a therapeutic dose of 400 mg administered once daily for up to seven days for the Phase 3 IV-to-oral step down trial. We plan to finalize the overall development program for solithromycin for CABP with the FDA at our end of Phase 2 meeting for oral solithromycin, which we expect will occur in the first half of 2013 and to initiate the trial in 2013, subject to available resources.

In addition, we are studying solithromycin for the treatment of uncomplicated gonorrhea. The current standard of treatment for gonorrhea is a single intramuscular injection of ceftriaxone. Until recently, cefixime (Suprax) has been approved for oral treatment for patients as well as for treatment of their potentially infected partners. However, as of August 2012, the Centers for Disease Control, or CDC, no longer recommends cefixime for the treatment of gonorrhea, which leaves no oral treatment option. In our preclinical studies, solithromycin has demonstrated in vitro activity against most drug-resistant gonococcal bacteria. In our Phase 2 open-label study begun in the second quarter of 2012 and that has enrolled 25 patients with suspected gonococcal infection, a single oral dose solithromycin was administered. The primary endpoint of bacterial eradication as measured by conversion from positive baseline urethral or cervical cultures to negative at seven days was achieved in 100% of evaluable patients (22 patients with positive baseline cultures). Pharyngeal and rectal infections were also cleared in this study. Based on existing FDA guidance, we anticipate that a single Phase 3 trial in uncomplicated gonorrhea will be sufficient for approval for this indication.

Taksta

Taksta is an oral therapy that we are developing in the U.S. for the treatment of prosthetic joint infections, which is frequently caused by S. aureus, including MRSA, and beta-hemolytic streptococci.

Taksta is a novel and proprietary dosing regimen of fusidic acid, which is an approved antibiotic that has been sold by Leo Laboratories, Ltd. primarily for staphylococcal infections, including skin, soft tissue and bone infections, for several decades in Europe and other countries outside the U.S. and has a long-established safety and efficacy profile. We believe Taksta has the potential to be used in hospital and community settings on both a short-term and chronic basis. Since prosthetic joint infections are primarily treated with a combination of IV and oral drugs, we believe that Taksta would enable out-patient treatment of many patients who would otherwise require hospitalization, which we also believe would provide pharmacoeconomic advantages, be well received by doctors and be more convenient for patients. We have filed a patent application for our proprietary dosing regimen. In addition, fusidic acid is eligible for market exclusivity under the Drug Price Competition and Patent Term Restoration Act, also known as the Hatch-Waxman Act. If approved for prosthetic joint infections, Taksta could be eligible for orphan drug status in the U.S., which would provide seven years of market exclusivity.

According to a survey of physicians conducted by Decision Resources, MRSA is the most important pathogen of concern in patients with osteomyelitis and prosthetic joint infection. Bone infections often begin with skin infections where bacteria enter the bloodstream through breaks in the skin or mucous membrane that occur as a result of a wound or due to a surgical, medical or dental procedure.

Our clinical trials and pre-clinical studies to date, as well as historical data from outside the U.S., have shown that Taksta has the following attributes:

•	established safety profile;

•	comparable efficacy to the only FDA-approved oral treatment for MRSA;

•	ability to be used orally as a treatment for all types of S. aureus, including MRSA;

•	lower frequency of resistance development due to our loading dose regimen; and

•	potential to be used in patient populations not well served by current treatments.

In the first quarter of 2010, we successfully completed a Phase 2 clinical trial with Taksta in ABSSSI patients. In this trial, the Taksta loading dose regimen demonstrated efficacy, safety and tolerability that was comparable to linezolid. Like ABSSSI, prosthetic joint infections are often caused by S. aureus, including MRSA. We are planning to initiate a Phase 2 trial of Taksta in patients with prosthetic joint infections in the fourth quarter of 2012.

Platform and Pre-Clinical Programs

Our earlier stage programs include developing other uses for solithromycin and Taksta, as well as the development of newly discovered compounds as antibiotics and for the treatment of other diseases. Given the spectrum, potency and resistance profile of solithromycin, we intend to pursue secondary indications including bacterial urethritis, pharyngitis, otitis media (middle ear infection), sinusitis chronic bronchitis, Helicobacter gastritis, malaria, tuberculosis, eye infections, infections in cystic fibrosis, or CF, patients and chronic obstructive pulmonary disease, or COPD. The use of fusidic acid outside of the U.S. leads us to believe that Taksta can be used to treat prosthetic joint infections, osteomyelitis, an infection of the bone, and infections related to CF, all of which tend to require long-term or chronic treatment. In addition to solithromycin and Taksta, we have a library of over 500 macrolide compounds, which, when combined with our chemistry expertise, provides us with a platform for developing future product candidates. Our management has extensive experience in developing antibiotics and all members have been part of a leadership team that has successfully taken one or more antibiotics to FDA approval.

Commercialization Strategy

We plan to develop both solithromycin and Taksta through late-stage clinical studies and, upon approval, either sell them directly through our own sales force or through partnerships with larger pharmaceutical companies. We believe the sale of both solithromycin and Taksta will be maximized by having both a hospital-based sales force and a primary care sales force. We believe we could build a sales force to sell directly to the hospital based market. A larger pharmaceutical company with an established commercial organization may be better positioned to maximize sales in the primary care market. There may be an opportunity to partner with a larger pharmaceutical company that enables us to retain either promotion or co-promotion rights in certain markets, such as the hospital market. We believe solithromycin represents an attractive commercial opportunity outside the U.S. and we plan to seek commercial partners in selected regions as appropriate. We plan to conduct the necessary trials and activities to establish the utility of solithromycin for a broader variety of respiratory infections and Taksta for other serious infections.

The Limitations Associated with Antibiotics

The widespread use of antibiotics has led to development of resistant strains of bacteria, which limits the effectiveness of existing drugs. This led the World Health Organization to state in 2010 that antibiotic resistance is one of the three greatest threats to human health. The Centers for Disease Control and Prevention estimates that more than 70% of U.S. hospital infections are resistant to at least one of the antibiotics most commonly used to treat them.

Antibiotic resistance is primarily caused by genetic mutations in bacteria selected by exposure to antibiotics where the drug does not kill all of the bacteria. In addition to mutated bacteria being resistant to the drug used for treatment, many bacterial strains can also be cross-resistant, meaning that the use of a particular treatment to address one kind of bacteria can result in resistance to other types of antibiotics. As a result, the effectiveness of many antibiotics has declined, limiting physicians’ options to treat serious infections and creating a global health issue. For example, it is estimated that in the U.S. 30% of pneumococci, the primary pathogen involved in respiratory tract infections, are resistant to azithromycin and other macrolides commonly used to treat them. Antibiotic resistance has a significant impact on mortality and contributes heavily to health care system costs worldwide.

In addition to resistance issues, current antibiotic therapies also have other limitations, including serious side effects. These side effects may include: severe allergic reaction, decreased blood pressure, nausea and vomiting, suppression of platelets, pain and inflammation at the site of injection, muscle, renal and oto toxicities, optic and peripheral neuropathies and headaches. Some of these side effects may be significant enough to require that therapy be discontinued or not used. As a result, some treatments require clinicians to closely monitor patients’ blood levels and other parameters, increasing the expense and inconvenience of treatment.

Further, many of the existing antibiotics used to treat serious infections are difficult or inconvenient to administer. Many drugs are given twice daily for seven to 14 days or more and patients can be hospitalized for much or all of this period or require in-home IV therapy. While IV treatment delivers the drug more rapidly and in a larger dose than is possible orally, once a patient is stabilized, a step-down to oral treatment allows for more convenient and cost-effective out-patient treatment. We believe that there is a need for new antibiotics that have improved potency and pharmacokinetics, effectiveness against resistant bacterial strains, improved side effect profiles and more flexible administration formulations.

Corporate Information

We were formed as Cempra Holdings, LLC, a limited liability company under the laws of the State of Delaware, on May 16, 2008. Cempra Holdings, LLC was formed in connection with a reorganization whereby the stockholders of Cempra Pharmaceuticals, Inc., a corporation formed under the laws of the State of Delaware on November 18, 2005, exchanged their shares of Cempra Pharmaceuticals, Inc. stock for shares of Cempra Holdings, LLC, pursuant to a merger of a subsidiary of Cempra Holdings, LLC with and into Cempra Pharmaceuticals, Inc., as a result of which Cempra Pharmaceuticals, Inc. became a wholly owned subsidiary of Cempra Holdings, LLC. On January 29, 2012, we effected a 1-for-9.5 reverse stock split of all of our common and preferred shares. The ratio for the reverse stock split was determined by our Board of Directors. The reverse stock split was approved by the holders of our pre-conversion common and preferred shares. All share and per share amounts referred to in this report have been adjusted to reflect the effect of the 1-for-9.5 reverse stock split.

On February 2, 2012, Cempra Holdings, LLC converted from a Delaware limited liability company to a Delaware corporation and was renamed Cempra, Inc. As a result of the corporate conversion, the holders of common shares of Cempra Holdings, LLC became holders of shares of common stock of Cempra, Inc. and the holders of preferred shares of Cempra Holdings, LLC became holders of shares of common stock of Cempra, Inc. Holders of options to purchase common shares of Cempra Holdings, LLC became holders of options to purchase shares of common stock of Cempra, Inc. Holders of notes convertible into preferred shares of Cempra Holdings, LLC and associated warrants exercisable for preferred shares of Cempra Holdings, LLC became holders of shares of common stock and warrants to purchase shares of common stock of Cempra, Inc.

We have two subsidiaries, Cempra Pharmaceuticals, Inc. and CEM-102 Pharmaceuticals, Inc. Other than the net cash proceeds from the IPO and stock in these subsidiaries, Cempra, Inc. holds no material assets.

Our primary executive offices are located at 6340 Quadrangle Drive, Suite 100, Chapel Hill, NC 27517-8149, and our telephone number is (919) 313-6601. Our website address is http://www.cempra.com. The information contained in, or that can be accessed through, our website is not part of this report.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include, among others:

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only two years of audited financial statements, in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates, or we issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 3,864,461 shares of common stock, all of which are issued and outstanding as of the date of this prospectus. Such shares were issued to the selling stockholders a private placement as described under the section entitled “Selling Stockholders” beginning on page 34 of this prospectus. All of the shares, when sold, will be sold by the selling stockholders. The selling stockholders may sell their shares from time-to-time at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. We will not receive any proceeds from the sale of shares by the selling stockholders.

RISK FACTORS

Investing in our common stock includes a high degree of risk. Prior to making a decision about investing in our common stock, you should consider carefully the specific factors discussed below, together with all of the other information contained or incorporated by reference in this prospectus. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects would likely be materially and adversely affected. This could cause the market price of our common stock to decline and could cause you to lose all or part of your investment.

Risks Related to our Business

We are heavily dependent on the success of solithromycin and Taksta, which are still under clinical development. The FDA and foreign regulatory approval process is lengthy, time consuming and inherently unpredictable and if we are ultimately unable to obtain regulatory approval for solithromycin or Taksta our business will be substantially harmed.

We have no products that have been approved for sale. Our near-term prospects are substantially dependent on our ability to develop and commercialize solithromycin and Taksta. We cannot commercialize, market or sell either product in the U.S. without FDA approval. FDA approval, if received, is several years away at least. To commercialize solithromycin outside of the U.S., we would need applicable foreign regulatory approval. The clinical development of solithromycin and Taksta is susceptible to the risk of failure inherent in any stage of drug development, including failure to achieve efficacy across a broad population of patients, the occurrence of severe adverse events and the FDA or any applicable foreign regulatory authority determining that a drug product is not approvable.

The process required to obtain approval for commercialization from the FDA and similar foreign authorities is unpredictable, and typically takes many years following the commencement of clinical trials depending on numerous factors. In addition, approval policies, regulations, or the type and amount of clinical data necessary to obtain regulatory approval may change during the course of a product’s clinical development. We may fail to obtain regulatory approval for solithromycin, Taksta or any other product candidates for many reasons, including the following:

•	we may not be able to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for any indication;

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the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval, and/or the FDA may require additional, expensive trials;

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may not be able to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

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we may not be able to demonstrate that a product candidate is non-inferior or superior to the current standard of care, future competitive therapies in development, or over placebo in any indications for which the FDA requires a placebo-controlled trial;

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the data collected from clinical trials of any product candidates that we develop may not be sufficient to support the submission of a new drug application, or NDA, or other submission or to obtain regulatory approval in the U.S. or elsewhere;

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from pre-clinical studies or clinical trials;

•	the FDA or comparable foreign regulatory authorities may not accept data generated at our clinical trial sites;

•	the FDA or comparable foreign regulatory authorities may fail to approve the clinical practices of the third party clinical research organizations, or CROs, we use for clinical trials; and

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the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we or our collaborators enter into agreements for clinical and commercial supplies.

This lengthy approval process as well as the unpredictability of future clinical trial results may prevent us from obtaining regulatory approval to market solithromycin, Taksta or any future product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive, can take many years to complete and its outcome is highly uncertain. Failure can occur at any time during the clinical trial process due to inadequate performance of a drug or inadequate adherence by patients or investigators to clinical trial protocols. Pursuant to FDA guidelines, new drugs must show non-inferiority or superiority to existing approved treatments. We have conducted our solithromycin for CABP and Taksta for ABSSSI clinical trials pursuant to proposed guidelines published by the FDA for drugs being developed for the treatment of CABP and ABSSSI, respectively. To date, those clinical trials demonstrate solithromycin and Taksta are comparable to current standards of care. However, because the numbers of patients in our Phase 2 trial for the oral formulation of solithromycin and our Phase 2 trial for Taksta for ABSSSI were small, our results were not powered to show, and did not show, statistical non-inferiority. If in later clinical trials solithromycin or Taksta fails to demonstrate safety and/or superiority or non-inferiority according to FDA guidelines, the FDA will not approve that product candidate and we would not be able to commercialize it, which will have a material adverse effect on our business, financial condition, results of operations and prospects.

Our planned Phase 3 trials for solithromycin may be more expensive and time consuming than we currently expect. FDA regulations require two Phase 3 trials for any drug for which an NDA is submitted. With passage of the GAIN Act, we believe that we will only need to conduct one Phase 3 trial for oral solithromycin because we believe we will have developed the necessary data to support our planned NDA and satisfy the FDA requirement. However, the FDA could insist that we conduct two Phase 3 trials for oral solithromycin, which would add to the time and cost of solithromycin’s development.

In addition, the results of pre-clinical studies and early clinical trials of product candidates may not be predictive of the results of later-stage clinical trials. A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in Phase 2 and Phase 3 clinical trials despite achieving successful results in earlier stage trials. The failure to obtain positive results in any of our Phase 2 or Phase 3 clinical trials could seriously impair the development prospects, and even prevent regulatory approval, of solithromycin or Taksta or any candidate in our existing proprietary macrolide library.

We have no experience as a company in bringing a drug to regulatory approval.

As a company, we have never obtained regulatory approval for, or commercialized, a drug. It is possible that the FDA may refuse to accept any or all of our planned NDAs for substantive review or may conclude after review of our data that our application is insufficient to obtain regulatory approval of solithromycin, Taksta or any future product candidates. If the FDA does not accept or approve any or all of our planned NDAs, it may require that we conduct additional clinical, pre-clinical or manufacturing validation studies, which may be costly, and submit that data before it will reconsider our applications. Depending on the extent of these or any other FDA required studies, approval of any NDA or application that we submit may be significantly delayed, possibly for several years, or may require us to expend more resources than we have available. Any delay in obtaining, or an inability to obtain, regulatory approvals would prevent us from commercializing solithromycin or Taksta, generating revenues and achieving and sustaining profitability. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve any NDA we submit. If any of these outcomes occur, we may be forced to abandon our planned NDAs for either solithromycin or Taksta or both, which would materially adversely affect our business and could potentially cause us to cease operations. We face similar risks for any approval in a foreign jurisdiction.

Future legislation, and/or regulations and policies adopted by the FDA or other regulatory health authorities may increase the time and cost required for us to conduct and complete clinical trials for solithromycin, Taksta or other product candidates that we develop.

The FDA has established regulations, guidelines and policies to govern the drug development and approval process, as have foreign regulatory authorities. Any change in regulatory requirements due to the adoption by the FDA and/or foreign regulatory authorities of new legislation, regulations, or policies may require us to amend existing clinical trial protocols or add new clinical trials to comply with these changes. Such amendments to existing protocols and/or clinical trial applications or the need for new ones, may significantly impact the cost, timing and completion of the clinical trials.

In particular, drugs being tested and/or developed for the treatment of CABP and ABSSSI, including solithromycin and Taksta, are subject to proposed guidelines published by the FDA in March 2009 (with new guidelines proposed in November 2011) and August 2010, respectively. We have conducted our clinical trials to date according to the standards established by these proposed guidelines, but we expect the FDA will revise the proposed guidelines for CABP before we submit our NDA for solithromycin. Any new proposed guidelines may require us to conduct additional clinical trials, re-run previously completed trials to gather data at different endpoints or according to different protocols, or otherwise materially alter our planned clinical development of solithromycin. Any such regulatory change may materially increase our costs, delay the completion of our clinical trials, and otherwise impact our ability to obtain regulatory approval for our product candidate. Furthermore, the FDA’s guidance documents are not binding on the FDA. As a result, the FDA may not accept the results of clinical trials we conduct even though they follow the FDA’s most recent guidance.

In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process, particularly in our areas of focus, may significantly delay or prevent regulatory approval, as well as impose more stringent product labeling and post-marketing testing and other requirements.

We might not successfully differentiate solithromycin from telithromycin (Ketek®), a macrolide found to cause severe side effects.

Ketek is a macrolide antibiotic that the FDA approved in 2004 for the treatment of multi-drug resistant pneumococci and other CABP bacteria. Soon after release, however, Ketek was found to cause reversible visual disturbances, exacerbate myasthenia gravis (a neurological disorder characterized by improper muscle regulation) and cause liver failure. These effects led the FDA to require the drug label for Ketek to include a strengthened warning section regarding specific drug-related adverse events and contributed to Ketek being withdrawn in 2007 for the treatment of all infections other than CABP. Our research suggests these side effects are likely caused by pyridine, which is a component of Ketek. Solithromycin and older generation macrolides, including azithromycin and clarithromycin, do not have a pyridine component. If our research is proven to be incorrect or if solithromycin demonstrates similar side effects, the FDA might not approve solithromycin, or, if already approved, might withdraw approval, require us to conduct additional clinical trials or require warnings on product labeling, which would significantly harm our ability to generate revenues from solithromycin. Even if the FDA approves solithromycin, physicians may not be convinced that solithromycin is a safe and effective treatment for CABP and other infections. If physicians believe solithromycin demonstrates characteristics similar to Ketek, they might not prescribe solithromycin, which would negatively affect our revenues.

Bacteria might develop resistance to solithromycin or Taksta, which would decrease the efficacy and commercial viability of that product.

Drug resistance is primarily caused by the genetic mutation of bacteria resulting from sub-optimal exposure to antibiotics where the drug does not kill all of the bacteria. While antibiotics have been developed to treat many of the most common infections, the extent and duration of their use worldwide has resulted in new mutated strains of bacteria resistant to current treatments. We are developing solithromycin and Taksta to treat patients infected with drug-resistant bacteria. With respect to solithromycin, which is a next generation macrolide, resistance issues associated with earlier generations of macrolides have led to a decrease in their use for treating serious respiratory tract infections such as CABP. If physicians, rightly or wrongly, associate the resistance issues of earlier generation macrolides with solithromycin, physicians might not prescribe solithromycin for treating a broad range of infections. Similarly, resistance to fusidic acid has developed outside the U.S. Our in vitro studies have shown that the reason for resistance to the oral formulation is that it was not dosed optimally. We believe that overuse of topical formulations of fusidic acid also contributed to development of resistance outside the U.S. If Taksta is improperly dosed, or if our studies incorrectly attributed an increase in resistance to inappropriate dosing, bacteria might develop resistance to Taksta in the U.S. If these bacteria develop resistance to solithromycin or Taksta, the efficacy of these products would decline, which would negatively affect our potential to generate revenues from these products.

Delays in clinical trials are common and have many causes, and any such delays could result in increased costs to us and jeopardize or delay our ability to obtain regulatory approval and commence product sales as currently contemplated.

We may experience delays in clinical trials of our product candidates. Our planned clinical trials might not begin on time, may be interrupted or delayed once commenced, might need to be redesigned, might not enroll a sufficient number of patients or might not be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including the following:

•	delays in obtaining regulatory approval to commence a trial;

•	imposition of a clinical hold following an inspection of our clinical trial operations or trial sites by the FDA or other regulatory authorities;

•	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;

•	delays in obtaining required institutional review board, or IRB, approval at each site;

•	delays in identifying, recruiting and training suitable clinical investigators;

•	delays in recruiting suitable patients to participate in a trial;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	clinical sites dropping out of a trial to the detriment of enrollment;

•	time required to add new sites;

•	delays in obtaining sufficient supplies of clinical trial materials, including suitable active pharmaceutical ingredient, or API; or

•	delays resulting from negative or equivocal findings of the data safety monitoring board, or DSMB, for a trial.

We were subject to such a delay in 2008 when the FDA placed a partial clinical hold on our Phase 2 clinical trial for oral solithromycin over concern about possible toxicity related to solithromycin. The FDA converted the partial clinical hold into a full clinical hold in April 2010. At the time, the FDA had concerns that solithromycin, as a fluoroketolide, may have similar toxicity issues as Ketek. While we addressed the FDA’s concerns and were allowed to proceed with the trial, which we successfully completed, the trial was delayed by approximately 12 months. While the FDA has reviewed the results of our Phase 2 clinical trial and approved a protocol for our planned pivotal Phase 3 trial for oral solithromycin, we only recently reported results of our Phase 1 trial for the IV formulation of solithromycin and expect to have an end of Phase 2 meeting with the FDA on the results of that trial before we proceed with our planned Phase 3 IV-to-oral trials. The FDA may not allow us to proceed with the IV-to-oral trials for any of the reasons noted above.

In addition, we are evaluating alternative IV solutions of solithromycin to develop the optimal solution and may experience delays in the commencement of our planned Phase 3 IV-to-oral trial if we cannot develop the solution in a timely or cost-effective manner.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. In addition, the timing of our clinical trials for solithromycin is dependent on the onset, degree and timing of the CABP season, which tends to occur in the winter months in each hemisphere. We could encounter delays in our clinical trials of solithromycin or Taksta if participating physician investigators encounter unresolved ethical issues associated with enrolling patients in clinical trials of solithromycin or Taksta in lieu of prescribing approved antibiotics that have established safety and efficacy profiles. Any of these delays in completing our clinical trials could increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenues.

We may be required to suspend or discontinue clinical trials due to adverse side effects or other safety risks that could preclude approval of solithromycin or Taksta or any of our future product candidates.

Our clinical trials may be suspended or terminated at any time for a number of reasons. A clinical trial may be suspended or terminated by us, our collaborators, the FDA or other regulatory authorities due to a failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, presentation of unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using the investigational drug, changes in governmental regulations or administrative actions, lack of adequate funding to continue the clinical trial, or negative or equivocal findings of the DSMB or the IRB for a clinical trial. An IRB may also suspend or terminate our clinical trials for failure to protect patient safety or patient rights. We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants. In addition, regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe the clinical trials are not being conducted in accordance with applicable regulatory requirements or present an unacceptable safety risk to participants. If we elect or are forced to suspend or terminate any clinical trial of any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues, if at all, from any of these product candidates will be delayed or eliminated. Any of these occurrences may harm our business, financial condition, results of operations and prospects significantly.

We have not conducted a clinical trial of Taksta for the treatment of prosthetic joint infections and there is no guarantee that the results of any such trial we conduct will be consistent with the results of any trials conducted to date or will demonstrate safety and efficacy to the satisfaction of the FDA.

To date, we have not conducted a clinical trial of Taksta for the treatment of prosthetic joint infections. While we have successfully completed a Phase 2 clinical trial comparing Taksta to linezolid for the treatment of ABSSSI the results of our completed Phase 2 trial for the treatment of ABSSSI were not powered to show, and did not show, statistical non-inferiority. Comparisons to results from other reported clinical trials, including our completed Phase 2 clinical trial for the treatment of ABSSSI, can assist in evaluating the potential efficacy of Taksta for the treatment of prosthetic joint infections; however, there are many factors that affect the outcome for patients in clinical trials, some of which are not apparent in published reports, and results from different trials often cannot be reliably compared. Therefore, there is no assurance that the results of any trials we conduct for Taksta in the treatment of prosthetic joint infections will demonstrate safety and efficacy comparable to the results of trials conducted to date or will be sufficient to attain FDA approval.

We previously completed our end of Phase 2 meeting with the FDA for Taksta with respect to the treatment of ABSSSI. We intend to submit the protocol for our planned Phase 2 prosthetic joint infection trial with the FDA in the fourth quarter of 2012, and expect to begin the trial in the fourth quarter of 2012. If the FDA believes that the protocol is inadequate, it could delay or prevent our ability to receive regulatory approval or commercialize Taksta for the treatment of prosthetic joint infections.

Taksta is not well absorbed in animals, which could impair our ability to obtain FDA approval.

As required by FDA regulations, we conducted pre-clinical studies of Taksta to determine its level of absorption in animals. The studies indicated that Taksta is not very well absorbed and has a short half-life in animals, resulting in minimum exposure levels which limited the ability to test Taksta in animal models. Fusidic acid, the API in Taksta, has been used for several decades in humans outside the U.S. and we believe there is sufficient human clinical trial data for Taksta to overcome the lack of absorption in animal studies. Despite this human data, and while all of our pre-clinical tests were benign and indicated no safety or tolerability issues, our limited ability to test Taksta in animal models may adversely affect our ability to obtain FDA approval.

Even if the FDA approves solithromycin for the treatment of CABP and Taksta for the treatment of prosthetic joint infections, adverse effects discovered after approval could adversely affect the market for those products.

If we obtain regulatory approval for solithromycin, Taksta or any other product candidate that we develop, and we or others later discover that our products cause adverse effects, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product;

•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;

•

we may be required to change the way the product is administered, conduct additional clinical studies, implement a risk evaluation and mitigation strategy, or REMS, or restrict the distribution of the product;

•	we could be sued and held liable for harm caused to patients and our liability insurance may not adequately cover those claims; and

•	our reputation may suffer.

Any of these events could prevent us from maintaining market acceptance of the affected product candidate and could substantially increase the costs of, or prevent altogether, the commercialization of our product candidates.

We have had negative cash flows from operations and might not be able to generate sufficient cash to service our existing indebtedness to Hercules Technology Growth Capital, Inc., the level of which indebtedness could have a material adverse effect on our business, financial condition, results of operations and prospects.

On December 20, 2011, we entered into a loan and security agreement with Hercules Technology Growth Capital, Inc., or Hercules, pursuant to which we borrowed $10.0 million. We must repay the indebtedness on or before December 1, 2015. In addition, at the time that the loan is either due or prepaid, we must pay Hercules a fee of $400,000. Our ability to make payments on this indebtedness depends on our ability to generate cash in the future. We expect to experience negative cash flow for the foreseeable future as we fund our operations and capital expenditures. There can be no assurance that we will be in a position to repay this indebtedness when due or obtain extensions of the maturity date. We anticipate that we will need to secure additional funding in order for us to be able to satisfy our obligations when due. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If that additional funding involves the sale of equity securities or convertible securities, it would result in the issuance of additional shares of our capital stock, which would result in dilution to our stockholders.

Moreover, this level of debt could have important consequences to you as an investor in our securities. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to payments owed to our licensors;

•	limit our flexibility in planning for the development, clinical testing, approval and marketing of our products;

•	place us at a competitive disadvantage compared to any of our competitors that are less leveraged than we are;

•	increase our vulnerability to both general and industry-specific adverse economic conditions; and

•	limit our ability to obtain additional funds.

In addition, the loan is secured by all of our assets except our intellectual property. In the event we fail to make timely payments or breach any of our representations or other obligations in the agreement, or upon any circumstance or occurrence that has a material adverse effect on the loan collateral, our business operations, properties, assets, prospects or condition, or our ability to perform our obligations under the loan agreement, Hercules can declare the loan in default. Upon an event of default, the loan principal and accrued interest would become immediately due and payable and Hercules would be entitled to enforce its security interest in our assets.

The addition of further debt to our current debt levels could make it more difficult for us to repay our indebtedness and meet our other obligations and would intensify the leverage-related risks that we now face.

If we fail to obtain additional financing, we may not be able to complete the development and commercialization of solithromycin or Taksta.

We need substantial amounts of cash to complete the clinical development of solithromycin and Taksta. As of the date of this prospectus, we estimate the cost of our research and development activities through the completion of our Phase 3 trial for oral solithromycin for CABP will be approximately $21.0 million, our costs to complete our QtC, hepatic and renal insufficiency studies of solithromycin will be approximately $6.0 million, our Phase 2 trial for Taksta for prosthetic joint infections will be approximately $4.0 million and cost of drug product and development for those trials and registration will be approximately $8.0 million, in addition to general and administrative expenses.

We expect that our existing cash and equivalents immediately after the close of our recently completed private placement of our common stock, including interest thereon, will be sufficient to fund our capital requirements into 2015. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. For example, our clinical trials may encounter technical, enrollment or other issues that could cause our development costs to increase more than we expect and we may be required to conduct additional trials requested by the FDA that could increase our costs significantly. We would also need to raise additional funds sooner if we choose to initiate clinical trials more rapidly than we presently anticipate or if we elect to conduct additional trials for alternate indications. In any event, we will require significant amounts of additional capital to obtain regulatory approval of and to commercialize solithromycin and Taksta.

We may raise additional capital from the issuance of equity and/or debt securities, collaborations with third parties, out-licensing of rights to our product candidates and other means, or a combination of any of the above. Securing additional financing, however, will require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from our day-to-day activities, which may adversely affect our management’s ability to conduct our day-to-day operations. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	significantly delay, scale back or discontinue the development or commercialization of solithromycin and/or Taksta;

•	seek collaborators for solithromycin and/or Taksta at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; and

•	relinquish or license, potentially on unfavorable terms, our rights to solithromycin and/or Taksta that we otherwise would seek to develop or commercialize ourselves.

If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing discovery, development and commercialization efforts, and our ability to generate revenues and achieve or sustain profitability will be substantially harmed.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be delayed in obtaining, or may ultimately not be able to obtain, regulatory approval for or commercialize solithromycin, Taksta or any other product candidates.

We have relied, and plan to continue to rely, on various CROs to recruit patients, monitor and manage data for our on-going clinical programs for solithromycin and Taksta, as well as for the execution of our pre-clinical and non-clinical studies. We control only certain aspects of our CROs’ activities; nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with the FDA’s current good clinical practices, or cGCPs, which are regulations and guidelines enforced by the FDA for all of our products in clinical development. The FDA enforces these cGCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or our CROs fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA may require us to perform additional clinical trials before approving our product candidates. We cannot assure you that, upon inspection, the FDA will determine that any of our clinical trials comply with cGCPs. In addition, to evaluate the safety and effectiveness of solithromycin and Taksta to a statistically significant degree our clinical trials will require an adequately large number of test subjects. Any clinical trial that a CRO conducts abroad on our behalf is subject to similar regulation. Accordingly, if our CROs fail to comply with these regulations or recruit a sufficient number of patients, we may have to repeat clinical trials, which would delay the regulatory approval process.

In addition, our CROs are not our employees and we cannot control whether or not they devote sufficient time and resources to our on-going clinical, non-clinical and pre-clinical programs. Our CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other drug development activities, which could impede their ability to devote appropriate time to our clinical programs. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize solithromycin, Taksta or any other product candidates that we seek to develop. As a result, our financial results and the commercial prospects for solithromycin, Taksta or any other product candidates that we seek to develop would be harmed, our costs could increase and our ability to generate revenues could be delayed or ended.

We typically engage one or more CROs on a project-by-project basis for each study or trial. While we have developed and plan to maintain our relationships with CROs that we have previously engaged, we also expect to enter into agreements with other CROs to obtain additional resources and expertise in an attempt to accelerate our progress with regard to on-going clinical, non-clinical and pre-clinical programs and specifically, the compilation of clinical trial data for submission with an NDA for each of solithromycin and Taksta. Switching or entering into new relationships with CROs involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Although we try to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition, results of operations or prospects.

Our dependence upon third parties for the manufacture and supply of solithromycin, Taksta and any future product candidates may cause delays in, or prevent us from, successfully developing and commercializing our products.

We do not currently have nor do we plan to build the infrastructure or capability internally to manufacture solithromycin or Taksta for use in the conduct of our clinical trials. We employ the services of Wockhardt Limited, or Wockhardt, to supply the API and finished oral and IV product for solithromycin. Wockhardt manufactures the API for solithromycin according to our specifications under our proprietary rights. We do not have long-term contracts for the commercial supply of solithromycin. We intend to eventually pursue long-term agreements with Wockhardt or transfer the manufacturing to one or more larger manufacturers that is capable of manufacturing this API. However, we may not be able to negotiate such agreements on acceptable terms, if at all.

We employ the services of Ercros S.A., or Ercros, to produce Taksta’s API and intend to utilize a third-party manufacturer to produce the finished dosing formulation of Taksta. We have a long-term exclusive supply arrangement with Ercros to produce the fusidic acid used in Taksta in which Ercros agrees to exclusively supply us with fusidic acid in the U.S., and we agree to obtain our supply of fusidic acid for commercial sale exclusively from Ercros, subject to a right to develop a second source for limited supply quantities. We believe Ercros is one of only two currently known manufacturers that can produce fusidic acid compliant with the purity required for human use. The second manufacturer is not available as a supplier to us. Fusidic acid is difficult to produce at these purity levels because of its complex fermentation process. As such, there are underlying risks associated with its manufacture, which could include cost overruns, new impurities, difficulties in scaling up or reproducing manufacturing processes and lack of timely availability of raw materials. We have yet to identify a viable second source of fusidic acid but continue to research alternatives. If Ercros cannot supply sufficient quantities of fusidic acid to make clinical supplies of Taksta, it would harm our ability to develop Taksta. We may not be able to locate a second manufacturer or, if we do, we may not be able to negotiate an agreement on favorable terms, if at all.

In addition, regulatory requirements could pose barriers to the manufacture of our API and finished product for solithromycin and Taksta. Our third-party manufacturers are required to comply with the FDA’s current good manufacturing practices, or cGMP, regulations. As a result, the facilities used by Wockhardt, Ercros, and any of our future manufacturers to manufacture solithromycin and Taksta must be approved by the FDA after we submit our NDA to the FDA and before approval of solithromycin and Taksta. Similar regulations apply to manufacturers of our products for use or sale in foreign countries. We do not control the manufacturing process of solithromycin or Taksta and are completely dependent on these third party manufacturing partners for compliance with the applicable regulatory requirements for the manufacture of solithromycin and Taksta API and their finished product. If our manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA and any applicable foreign regulatory authority, they will not be able to secure the applicable approval for their manufacturing facilities. If these facilities are not approved for the commercial manufacture of solithromycin or Taksta, we may need to find alternative manufacturing facilities, which would result in significant delays of up to several years in obtaining approval for solithromycin or Taksta. In addition, our manufacturers will be subject to ongoing periodic unannounced inspections by the FDA and corresponding state and foreign agencies for compliance with cGMPs and similar regulatory requirements. Failure by any of our manufacturers to comply with applicable cGMP regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspensions or withdrawals of approvals, operating restrictions, interruptions in supply, and criminal prosecutions, any of which could have a material adverse impact on our business, financial condition, results of operations or prospects.

Finally, we also could experience manufacturing delays if our third-party manufacturers give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreement between us.

If Wockhardt, Ercros, or any alternate supplier of API or finished drug product for solithromycin or Taksta experiences any significant difficulties in its respective manufacturing processes, does not comply with the terms of the agreement between us or does not devote sufficient time, energy and care to providing our manufacturing needs, we could experience significant interruptions in the supply of solithromycin or Taksta, which could impair our ability to supply solithromycin or Taksta at the levels required for our clinical trials and commercialization and prevent or delay their successful development and commercialization.

The timing of the milestone and royalty payments we are required to make to Optimer Pharmaceuticals, Inc. is uncertain and could adversely affect our cash flows and results of operations.

In March 2006, we entered into a Collaborative Research and Development and License Agreement with Optimer Pharmaceuticals, Inc., or Optimer, pursuant to which we acquired an exclusive license to certain patent applications and other intellectual property related to a series of compounds, including solithromycin, to develop and commercialize licensed products outside of the Association of South East Asian Nations, or ASEAN, countries (Brunei Darussalam, Cambodia, Indonesia, Laos, Malaysia, Myanmar (Burma), the Philippines, Singapore, Thailand and Vietnam). We have an obligation to make additional payments upon achievement of specified development, regulatory and commercialization milestones. The aggregate amount of such milestone payments we may need to pay is based in part on the number of products developed under the agreement. The aggregate amount (including our two milestone payments to date) would be $27.5 million if four products are developed and gain FDA approval. Additional limited milestone payments would be due if we develop more than four products. We will also pay tiered mid-single-digit royalties based on the amount of annual net sales of solithromycin, if and when approved by regulatory authorities. We have already paid a $0.5 million milestone in 2010 and a $1.0 million milestone in the second quarter of 2012 upon completion of our discussions with the FDA for the protocol for our proposed pivotal Phase 3 trial for oral solithromycin. Optimer can elect to receive certain milestone payments in cash or in shares of our common stock having an equivalent fair market value. The timing of our achievement of these events and corresponding milestone payments to Optimer is subject to factors relating to the clinical and regulatory development and commercialization of solithromycin, many of which are beyond our control. We may become obligated to make a milestone payment when we do not have the cash on hand to make such payment, which could require us to delay our clinical trials, curtail our operations, scale back our commercialization and marketing efforts or seek funds to meet these obligations on terms unfavorable to us. We are obligated to use our diligent efforts to develop and commercialize products licensed from Optimer. We have other obligations to Optimer under the license related to progress reporting, payment terms and confidentiality. Optimer may terminate the agreement in the event of our material breach of the agreement, subject to prior notice and the opportunity to cure. In the event of such termination, Optimer has the right to retain its license and other rights under the agreement, subject to continuing royalties and other obligations. Our material breach of the agreement, including non-payment of any milestone payment, and Optimer’s subsequent termination of the agreement, could result in the loss of our rights to develop and commercialize solithromycin, which would seriously harm our ability to generate revenues or achieve profitability.

Our loan agreement with Hercules contains covenants that impose restrictions on our operations that may adversely impact the operation of our business.

Our loan agreement with Hercules contains customary restrictive covenants, including restrictions on our ability to incur additional debt, transfer or place a lien or security interest on our assets, including our intellectual property, merge with or acquire other companies, redeem any shares of our capital stock or pay cash dividends to our stockholders. These restrictions may inhibit our ability to conduct our business and to provide distributions to our stockholders. Future debt securities or other financing arrangements could contain similar or more restrictive negative covenants than the Hercules loan.

The commercial success of solithromycin, Taksta and any other product candidates that we develop, if approved in the future, will depend upon attaining significant market acceptance of these products among physicians and payors.

As a company, we have never commercialized a product candidate for any indication. Even if solithromycin, Taksta or any other product candidates that we develop are approved by the appropriate regulatory authorities for marketing and sale, physicians may not prescribe our approved products, which would prevent us from generating revenues or becoming profitable. Market acceptance of solithromycin, Taksta and any other product candidates that we develop by physicians, patients and payors will depend on a number of factors, many of which are beyond our control, including:

•	the clinical indications for which the product is approved;

•	acceptance by physicians and payors of each product as a safe and effective treatment;

•	the cost of treatment in relation to alternative treatments, including numerous generic drug products, such as azithromycin, levofloxacin and vancomycin;

•	the relative convenience and ease of administration of solithromycin in the treatment of CABP and Taksta in the treatment of prosthetic joint infections;

•	the availability and efficacy of competitive drugs;

•	the effectiveness of our or any third party partner’s sales force and marketing efforts;

•	the extent to which bacteria develop resistance to any antibiotic product candidate that we develop, thereby limiting its efficacy in treating or managing infections;

•	the extent to which the product is approved for inclusion on formularies of hospitals and managed care organizations;

•	whether the product is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy for particular infections;

•	the availability of adequate reimbursement by third parties, such as insurance companies and other health care payors, and/or by government health care programs, including Medicare and Medicaid;

•	limitations or warnings contained in a product’s FDA-approved labeling; and

•	prevalence and severity of adverse side effects.

Even if the medical community accepts that solithromycin and Taksta are safe and efficacious for their approved indications, physicians may not immediately be receptive to the use or may be slow to adopt solithromycin as an accepted treatment for CABP and Taksta as an accepted treatment for prosthetic joint infections. While we believe each of solithromycin and Taksta has significant advantages, we cannot assure you that any labeling approved by the FDA will permit us to promote solithromycin and Taksta as being superior to competing products. If either or both of solithromycin or Taksta are approved but do not achieve an adequate level of acceptance by physicians and payors, we may not generate sufficient or any revenues from these products and we may not become profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of solithromycin and Taksta may require significant resources and may never be successful.

If approved, solithromycin and Taksta will face significant competition from branded and generic antibiotics and our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. If solithromycin or Taksta is approved, we will have competitors both in the U.S. and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical and generic drug companies. Many of these companies have greater financial and other resources, such as larger research and development staffs and more experienced marketing and manufacturing organizations. As a result, these companies may obtain regulatory approval more rapidly and may be more effective in selling and marketing their products. They also may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make solithromycin, Taksta or any other product candidates that we develop obsolete. As a result, our competitors may succeed in commercializing antibiotics before we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

If approved, both solithromycin and Taksta will face competition from currently commercially available antibiotics, as well as any competing products that may be developed in the future. In July 2012, the United States Congress passed, and President Obama signed, the Food and Drug Administration Safety and Innovation Act, which included the Generating Antibiotic Incentives Now Act, or the GAIN Act. The GAIN Act is intended to provide incentives for the development of new, qualified infectious disease products. These incentives might result in more competition in the market for new antibiotics and might cause pharmaceutical and biotechnology companies with more resources than we have to shift their efforts towards the development of products that could be competitive with our product candidates. Existing approved products that will compete with solithromycin include azithromycin (sold under the brand name Zithromax® by Pfizer Inc. and available as a generic), clarithromycin (sold under the brand name Biaxin® by Abbott Laboratories and available as a generic), moxifloxacin (sold under the brand name Avelox® by Bayer AG), levofloxacin (sold under the brand name Levaquin by Johnson & Johnson and available as a generic), linezolid (sold under the brand name Zyvox by Pfizer Inc.), ceftriaxone (sold under the brand name Rocephin® by F. Hoffman-La Roche Ltd and available as a generic) and ceftaroline (sold under the brand name Teflaro® by Forest Laboratories, Inc.). Existing approved products that will compete with Taksta include vancomycin (available as a generic), linezolid (sold under the brand name Zyvox by Pfizer Inc.), daptomycin (sold under the brand name Cubicin by Cubist Pharmaceuticals, Inc.), quinupristin/dalfopristin (sold under the brand name Synercid® by Sanofi-Aventis and Monarch Pharmaceuticals, Inc.), tigecycline (sold under the brand name Tygacil® by Pfizer Inc.), telavancin (sold under the brand name Vibativ® by Theravance, Inc. and Astellas Pharma, Inc.) and ceftaroline (sold under the brand name Teflaro by Forest Laboratories, Inc.). Generic antibiotics are typically sold at lower prices than branded antibiotics and are generally preferred by managed care providers of health services.

If we are unable to demonstrate the advantages of solithromycin or Taksta over competing drugs and drug candidates, we will not be able to successfully commercialize solithromycin or Taksta and our results of operations will suffer.

Reimbursement may not be available for solithromycin, Taksta or any other product candidates that we develop, which could make it difficult for us to sell our products profitably.

Market acceptance and sales of solithromycin, Taksta or any other product candidates that we develop will depend on reimbursement policies and may be affected by health care reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will pay for and establish reimbursement levels. We cannot be sure that reimbursement will be available for solithromycin, Taksta or any other product candidates that we develop. Also, we cannot be sure that the amount of reimbursement available, if any, will not reduce the demand for, or the price of, our products. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize solithromycin, Taksta or any other product candidates that we develop.

Specifically, in both the U.S. and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. In the U.S., the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policies and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, PPACA, became law in the U.S. The goal of PPACA is to reduce the cost of health care and substantially change the way health care is financed by both governmental and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the PPACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of solithromycin or Taksta or any future products. Earlier this year, members of the U.S. Congress and some state legislatures sought to overturn at least portions of the legislation including those on the mandatory purchase of insurance. However, on June 28, 2012, the United States Supreme Court upheld the constitutionality of these provisions. Members of the U.S. Congress have since proposed a number of legislative initiatives, including possible repeal of the PPACA. We cannot predict the outcome or impact of current proposals or whether new proposals will be made or adopted, when they may be adopted or what impact they may have on us if they are adopted.

The availability of numerous generic antibiotics at lower prices than branded antibiotics, such as solithromycin or Taksta if either were approved for commercial introduction, may also substantially reduce the likelihood of reimbursement for such products. We expect to experience pricing pressures in connection with the sale of solithromycin, Taksta and any other products that we develop, due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals. If we fail to successfully secure and maintain reimbursement coverage for our products or are significantly delayed in doing so, we will have difficulty achieving market acceptance of our products and our business will be harmed.

We currently have no marketing and sales organization and have no experience as a company in marketing drug products. If we are unable to establish our own marketing and sales capabilities, or enter into agreements with third parties, to market and sell our products after they are approved, we may not be able to generate product revenues.

We do not have a sales organization for the marketing, sales and distribution of any drug products. In order to commercialize any products, we must develop these capabilities on our own or make arrangements with third parties for the marketing, sales and distribution of our products. The establishment and development of our own sales force would be expensive and time consuming and could delay any product launch, and we cannot be certain that we would be able to successfully develop this capability. As a result, we may seek one or more licensing partners to handle some or all of the sales and marketing of solithromycin for CABP in the U.S. and elsewhere and Taksta for prosthetic joint infections in the U.S. There also may be certain markets within the U.S. for solithromycin for which we may seek a co-promotion arrangement. However, we may not be able to enter into arrangements with third parties to sell solithromycin or Taksta on favorable terms or at all. In the event we are unable to develop our own marketing and sales force or collaborate with a third-party marketing and sales organization, we would not be able to commercialize solithromycin, Taksta or any other product candidates that we develop, which would negatively impact our ability to generate product revenues. Further, whether we commercialize products on our own or rely on a third party to do so, our ability to generate revenue will be dependent on the effectiveness of the sales force. In addition, to the extent we rely on third parties to commercialize our approved products, we will likely receive less revenues than if we commercialized these products ourselves.

If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceuticals industries depends in large part on our ability to attract and retain highly qualified managerial, scientific and medical personnel. In order to induce valuable employees to remain with us, we have provided stock options that vest over time. The value to employees of stock options will be significantly affected by movements in our stock price that we cannot control and may at any time be insufficient to counteract more lucrative offers from other companies.

Our scientific team has expertise in many different aspects of drug discovery and development. We conduct our operations at our facility in Chapel Hill, North Carolina, which is part of the Research Triangle consisting of Raleigh, Durham and Chapel Hill. This region is headquarters to other biopharmaceutical companies and many academic and research institutions and, as a result, at any given time there may be a shortage of experienced scientists and medical personnel. Competition for skilled personnel in our area and elsewhere in the U.S. is very intense and competition for experienced scientists may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

Despite our efforts to retain valuable employees, members of our management, scientific and medical teams may terminate their employment with us on short notice. We do not have employment agreements with Prabhavathi Fernandes, our Chief Executive Officer, Mark W. Hahn, our Chief Financial Officer or any other employee. As a result, all employees are employed on an at-will basis, which means that any of these employees could leave our employment at any time, with or without notice, and may go to work for a competitor. The loss of the services of any of our executive officers or other key employees could potentially harm our business, operating results or financial condition. Our success also depends on our ability to continue to attract, retain and motivate highly skilled scientific and medical personnel.

Other biotechnology and pharmaceutical companies with which we compete for qualified personnel have greater financial and other resources, different risk profiles and longer histories than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we offer. If we are unable to continue to attract and retain high quality personnel, our ability to discover, develop and commercialize drug candidates will be limited.

We will need to grow our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of November 19, 2012, we had 19 employees. As our development and commercialization plans and strategies develop, we expect to expand our employee base for managerial, operational, financial and other resources and, depending on our commercialization strategy, we may further expand our employee base for sales and marketing resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may need to divert a disproportionate amount of its attention away from their day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize solithromycin, Taksta and our other product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth in our organization.

Even if we obtain FDA approval of solithromycin, or any other product candidate, we may never obtain approval or commercialize our products outside of the U.S., which would limit our ability to realize their full market potential. If foreign approval is obtained, there are risks in conducting business in international markets.

In order to market solithromycin or any other products outside of the U.S., we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and require additional pre-clinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in the U.S. or any foreign country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in the U.S. or any foreign country and we do not have experience as a company in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in a foreign country or to obtain and maintain required approvals, our potential market for solithromycin or other products will be reduced and our ability to realize the full market potential of our products will be harmed. We do not intend to commercialize Taksta outside the U.S. because of the widespread use of fusidic acid in Europe and Australia.

If approved for commercialization in a foreign country, we intend to enter into agreements with third parties to market solithromycin whenever it may be approved and wherever we have the right to market it. Consequently, we expect that we will be subject to additional risks related to entering into international business relationships, including:

•	potentially reduced protection for intellectual property rights;

•

the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with laws for employees traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues;

•	workforce uncertainty in countries where labor unrest is more common than in the U.S.;

•	production shortages resulting from any events affecting API and/or finished drug product supply or manufacturing capabilities abroad;

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires; and

•	failure to comply with Office of Foreign Asset Control rules and regulations and the Foreign Corrupt Practices Act.

These and other risks may materially adversely affect our ability to attain or sustain revenue from international markets.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We have incurred significant operating losses since inception and anticipate that we will incur continued losses for the foreseeable future.

As of September 30, 2012, we had an accumulated deficit of approximately $114.7 million. We have no revenues and have funded our operations to date from the private sale of equity and debt securities and our initial public offering. We expect to incur substantial additional losses over the next several years as our research, development, pre-clinical testing, and clinical trial activities increase, especially those related to solithromycin and Taksta. In addition, we also expect to incur additional costs operating as a public company. The amount of future losses and when, if ever, we will achieve profitability are uncertain.

To raise additional funds to support our business operations, we may issue equity or debt securities. Debt securities could contain restrictive covenants that may adversely impact the operation of our business. The issuance of equity securities or convertible debt securities would result in dilution to our stockholders.

The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. For example, in August 2011, we issued 10.0% unsecured convertible notes (the “August 2011 Notes”) in the aggregate principal amount of $5,000,000. The August 2011 Notes contain restrictive covenants that prohibit us from incurring new indebtedness in excess of $0.5 million in the aggregate and granting a security interest on any of our material assets without the consent of the holders of at least a majority of the aggregate outstanding principal amount of the August 2011 Notes. Pursuant to this authority, the holders approved the Hercules debt financing that we closed in December 2011. The August 2011 Notes automatically converted into shares of our common stock upon the closing of our IPO and their restrictive covenants terminated at such time. Future debt securities or other financing arrangements could contain similar or more restrictive negative covenants than the August 2011 Notes. In addition, the sale of equity securities or convertible debt securities would result in the issuance of additional shares of our capital stock, which would result in dilution to our stockholders.

Our limited operating history makes it difficult to evaluate our business and prospects.

We began operations in 2006. Our operations to date have been limited to financing and staffing our company, conducting product development activities for solithromycin and Taksta and performing research and development with respect to our proprietary macrolide library. We have not yet demonstrated an ability as a company to obtain regulatory approval for or commercialize a product candidate. Consequently, the ability to predict our future performance may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

Risks Related to Our Industry

We are subject to extensive and costly government regulation.

Antibiotics, including those we are developing and plan to develop in the future, are subject to extensive and rigorous domestic government regulation including regulation by the FDA, the Centers for Medicare and Medicaid Services, other divisions of the U.S. Department of Health and Human Services, the U.S. Department of Justice, state and local governments and their respective foreign equivalents. The FDA regulates the research, development, pre-clinical and clinical testing, manufacture, safety, effectiveness, record keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, import and export of pharmaceutical products. If any products we develop are tested or marketed abroad, they will also be subject to extensive regulation by foreign governments, whether or not we have obtained FDA approval for a given product and its uses. Such foreign regulation may be equally or more demanding than corresponding U.S. regulation.

Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Our failure to comply with these regulations could result in significant fines or the inability of our product candidates to obtain and maintain regulatory approval, which would have a materially adverse effect on our business, financial condition, results of operations and prospects.

Even if we obtain regulatory approval for solithromycin, Taksta or any of our future product candidates, we will still face extensive regulatory requirements and our products may face future development and regulatory difficulties.

Even if regulatory approval in the U.S. is obtained, the FDA may still impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, the labeling ultimately approved for solithromycin and/or Taksta if any, may include restrictions on use. solithromycin, Taksta or any of our other product candidates will also be subject to ongoing FDA requirements governing the labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, record keeping and reporting of safety and other post-market information. The holder of an approved NDA is subject to obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the NDA. Application holders must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Application holders must also submit advertising and other promotional material to the FDA and report on ongoing clinical trials. Legal requirements have also been enacted to require disclosure of clinical trial results on publicly available databases.

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations. If we or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing, requiring new warnings or other labeling changes to limit use of the drug, requiring that we conduct additional clinical trials, imposing new monitoring requirements, or requiring that we establish a REMS. Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and state laws. The distribution of product samples to physicians must comply with the requirements of the Prescription Drug Marketing Act. Sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veteran’s Health Care Act of 1992, each as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws. If we or our third party collaborators fail to comply with applicable regulatory requirements, a regulatory agency may:

•	conduct an investigation into our practices and any alleged violation of law;

•	issue warning letters or untitled letters asserting that we are in violation of the law;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to applications filed by us;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements;

•	seize or detain products, refuse to permit the import or export of products, or require us to initiate a product recall; or

•	refuse to allow us to enter into supply contracts, including government contracts.

The occurrence of any event or penalty described above may force us to expend significant amounts of time and money and may significantly inhibit our ability to bring to market or continue to market our products and generate revenues. Similar regulations apply in foreign jurisdictions.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our products.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates despite obtaining appropriate informed consents from our clinical trial participants, and will face an even greater risk if we commercialize solithromycin or Taksta in the U.S. or other additional jurisdictions or if we engage in the clinical testing of new product candidates or commercialize any additional products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our products or product candidates that we may develop;

•	loss of revenue;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	exhaustion of any available insurance and our capital resources;

•	the inability to commercialize our products or product candidates; and

•	a decline in our stock price.

Although we maintain general liability insurance of up to $2.0 million in the aggregate and clinical trial liability insurance of $5.0 million in the aggregate for each of solithromycin and Taksta, this insurance may not fully cover potential liabilities. The cost of any product liability litigation or other proceeding, even if resolved in our favor, could be substantial. In addition, inability to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the development and commercial production and sale of our products, which could adversely affect our business, financial condition, results of operations, and prospects.

If we use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical, biological and radioactive materials and viruses. In addition, our operations produce hazardous waste products. Federal, state and local laws and regulations in the U.S. govern the use, manufacture, storage, handling and disposal of hazardous materials. Although we believe that our procedures for use, handling, storing and disposing of these materials (all of which only occur at third-party sites operated by our contractors) comply with legally prescribed standards, we may incur significant additional costs to comply with applicable laws in the future. We also cannot predict the impact on our business of new or amended environmental laws or regulations, or any changes in the way existing and future laws and regulations are interpreted or enforced. Also, even if we are in compliance with applicable laws, we cannot completely eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur liability as a result of any such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources, and we do not carry liability insurance covering the use of hazardous materials. If we fail to comply with applicable requirements, we could incur substantial costs, including civil or criminal fines and penalties, clean-up costs, or capital expenditures for control equipment or operational changes necessary to achieve or maintain compliance. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which adversely affect our business, financial condition, results of operations, and prospects.

Risks Related to our Intellectual Property

Our ability to pursue the development and commercialization of solithromycin depends upon the continuation of our license from Optimer.

Our agreement with Optimer provides us with a worldwide exclusive license to develop and sell solithromycin outside of ASEAN countries. If we are unable to make the required milestone and royalty payments under the agreement, if we do not continue to use diligent efforts to develop and commercialize solithromycin or if we otherwise materially breach the agreement, our rights to develop and commercialize solithromycin would terminate and revert to Optimer. In addition, either we or Optimer may terminate the agreement upon the uncured material breach of the agreement. If our agreement with Optimer is terminated by Optimer, we would lose our rights to develop and commercialize solithromycin, which would adversely affect our business, financial condition, results of operations, and prospects.

Another party could develop a fusidic acid product and achieve FDA regulatory exclusivity in the U.S. before we do, potentially preventing our ability to commercialize Taksta.

We will rely partly on FDA regulatory exclusivity to protect our proprietary rights for Taksta, our fusidic acid product, in the U.S. Fusidic acid has been approved and sold for several decades in Europe and other countries outside the U.S., but it has never been approved in the U.S. We believe this was due to the lack of regulatory exclusivity that was available for the molecule until the passage of Public Law 110-379 on October 8, 2008, which allowed old antibiotics such as fusidic acid to obtain five-year new chemical entity, or NCE, exclusivity upon NDA approval. This exclusivity will be granted to the first fusidic acid product that receives NDA approval. During the exclusivity period, the FDA will not accept an application filed by a third party that relies on any data contained in the approved NDA. Although we are not aware of another party currently developing fusidic acid for use in the U.S. for any indication, if another party were to do so and obtain NDA approval before we do, we would not be able to obtain approval for Taksta for any disease until after any period of regulatory exclusivity if our NDA relies on data contained in the previously approved NDA. In that event, we may not be able to commercialize Taksta, which would harm our ability to generate revenue and achieve profitability.

Our competitive position may be harmed if a competitor obtains orphan drug exclusivity for the treatment of prosthetic joint infections before we do. Even if we were to obtain orphan drug exclusivity, a competitor could obtain approval of a different drug for the treatment of prosthetic joint infections or for the same drug upon a showing that its drug is clinically superior to ours, which would harm our business.

Orphan drug designation is an important element of our competitive strategy for Taksta. The company that obtains the first FDA approval for a drug that is designated as an orphan drug for a rare disease receives a type of marketing exclusivity known as “orphan drug exclusivity.” Orphan drug exclusivity prevents FDA approval of applications by others for the same drug and the designated orphan disease or condition for seven years from the date of NDA approval. If the orphan indication is the first NDA approved for the drug, the drug is also eligible for the five-year Hatch-Waxman exclusivity for NCEs. Orphan and Hatch-Waxman exclusivities run concurrently.

The FDA may approve a subsequent application from another entity for the orphan indication of prosthetic joint infections if it determines that the application is for a different drug. The FDA may also approve a subsequent application for fusidic acid for an indication other than prosthetic joint infections. Orphan exclusivity does not block the same drug from being approved for another indication; however, Hatch-Waxman exclusivity could block an NDA submission for a period of five years after approval if the subsequent application referenced data in the earlier NDA.

The FDA may approve a subsequent application from another entity for the same drug for the same designated and approved orphan indication during the orphan exclusivity period if it determines that the subsequent product is clinically superior, or that the holder of the initial orphan drug approval cannot assure the availability of sufficient quantities of the drug to meet the public’s need.

If we do not receive orphan exclusivity for Taksta for the treatment of prosthetic joint infections, our business would be negatively affected. In addition, even if we do obtain orphan exclusivity for Taksta, the FDA may permit other companies to market other drugs for the same condition or use. In addition, the FDA may approve another fusidic acid product for prosthetic joint infections during our period of orphan drug exclusivity if it can be demonstrated that the drug is clinically superior to our drug, or if we are unable to supply sufficient product to meet the public’s need. This could create a more competitive market for us.

If our efforts to protect the proprietary nature of the intellectual property related to solithromycin, Taksta, and our other product candidates are not adequate, we may not be able to compete effectively in our market.

Our commercial success will depend in part on our ability to obtain additional patents and protect our existing patent position as well as our ability to maintain adequate protection of other intellectual property for solithromycin, Taksta and any future products in the U.S. and other countries. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. The patent positions of pharmaceutical companies are highly uncertain. The legal principles applicable to patents are in transition due to changing court precedent and legislative action and we cannot assure you that the historical legal standards surrounding questions of validity will continue to be applied or that current defenses relating to issued patents in these fields will be sufficient in the future. Changes in patent laws in the U.S. such as the recently adopted America Invents Act of 2011 may affect the scope, strength and enforceability of our patent rights or the nature of proceedings which may be brought by us related to our patent rights. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the U.S., and we may encounter significant problems in protecting our proprietary rights in these countries. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies, solithromycin, Taksta and any future products are covered by valid and enforceable patents or are effectively maintained as trade secrets.

These risks include the possibility that:

•	the patent applications that we licensed or have filed on our own may fail to result in issued patents in the U.S. or in foreign countries;

•	patents issued or licensed to us or our partners may be challenged, discovered to have been issued on the basis of insufficient or incorrect information and/or held to be invalid or unenforceable;

•	the scope of any patent protection may be too narrow to exclude other competitors from developing or designing around these patents;

•	we or our licensors were not the first to make the inventions covered by each of our issued patents and pending patent applications;

•	we or our licensors were not the first to file patent applications for these inventions;

•

we may fail to comply with procedural, documentary, fee payment and other similar provisions during the patent application process, which can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights;

•	future product candidates may not be patentable;

•	others will claim rights or ownership with regard to patents and other proprietary rights which we hold or license;

•	delays in development, testing, clinical trials and regulatory review may reduce the period of time during which we could market our product candidates under patent protection; and

•	we may fail to timely apply for patents on our technologies or products.

While we apply for patents covering both our technologies and products solithromycin and Taksta, as we deem appropriate, many biopharmaceutical companies and university and research institutions already have filed patent applications or have received patents in our areas of product development. These entities’ applications, patents and other intellectual property rights may conflict with patent applications to which we have rights and could prevent us from obtaining patents or could call into question the validity of any of our patents, if issued, or could otherwise adversely affect our ability to develop, manufacture or commercialize antibiotic candidates. In addition, if third parties file patent applications in the technologies that also claim technology to which we have rights, we may have to participate in interference, derivation or other proceedings with the U.S. Patent and Trademark Office, or USPTO, or applicable foreign patent regulatory authorities, as applicable, to determine our rights in the invention, which may be time-consuming and expensive. Moreover, issued patents may be challenged during post-grant proceedings brought by a third party or the USPTO, or in foreign countries, or in the courts. These proceedings may result in loss of patent claims or adverse changes to the scope of the claims.

If we or our licensors or partners fail to obtain and maintain patent protection for our product candidates, or our proprietary technologies and their uses, companies may be dissuaded from collaborating with us. In such event, our ability to commercialize solithromycin, Taksta and our other product candidates may be threatened, we could lose our competitive advantage and the competition we face could increase, all of which could adversely affect on our business, financial condition, results of operations, and prospects.

If we are sued for infringing intellectual property rights of third parties, litigation will be costly and time consuming and could prevent us or delay us from developing or commercializing our product candidates.

Our commercial success depends, in part, on our not infringing the patents and proprietary rights of other parties and not breaching any collaboration or other agreements we have entered into with regard to our technologies and products. Numerous third-party U.S. and non-U.S. issued patents and pending applications exist in the areas of antibacterial treatment, including compounds, formulations, treatment methods and synthetic processes that may be applied towards the synthesis of antibiotics. Although no legal action has been commenced or threatened against us by a third party for infringing intellectual property rights, we cannot provide assurances that we or our partners will be free to manufacture or market our product candidates as planned, or that we or our licensors’ and partners’ patents will not be opposed or litigated by third parties. We are currently negotiating a license with a third party for technology used in our manufacturing process for solithromycin. There can be no assurances that we will be able to obtain a license to such patent on favorable terms or at all. Failure to obtain such license may have a material adverse effect on our business.

There is a substantial amount of litigation involving intellectual property in the biopharmaceutical industry generally. If a third party asserts that we infringe its patents or other proprietary rights, we could face a number of risks that could adversely affect our business, financial condition, results of operations, and prospects, including:

•

infringement and other intellectual property claims, which would be costly and time consuming to defend, whether or not we are ultimately successful, which in turn could delay the regulatory approval process, consume our capital and divert management’s attention from our business;

•	substantial damages for past infringement, which we may have to pay if a court determines that our products or technologies infringe a competitor’s patent or other proprietary rights;

•

a court prohibiting us from selling or licensing our technologies or future products unless the third party licenses its patents or other proprietary rights to us on commercially reasonable terms, which it is not required to do;

•

if a license is available from a third party, we may have to pay substantial royalties or lump sum payments or grant cross licenses to our patents or other proprietary rights to obtain that license; and

•	redesigning our products so they do not infringe, which may not be possible or may require substantial monetary expenditures and time.

Although we are not currently party to any legal proceedings relating to our intellectual property, in the future, third parties may file claims asserting that our technologies, processes or products infringe on their intellectual property. We cannot predict whether third parties will assert these claims against us or our partners or against the licensors of technology licensed to us, or whether those claims will harm our business. In addition, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. If we or our partners were to face infringement claims or challenges by third parties relating to our product candidates, an adverse outcome could subject us to significant liabilities to such third parties, and force us or our partners to curtail or cease the development of some or all of our product candidates, which could adversely affect our business, financial condition, results of operations, and prospects.

We may be required to file lawsuits or take other actions to protect or enforce our patents or the patents of our licensors, which could be expensive and time consuming.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally.

In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents, or those of our licensors, do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents, or those of our licensors, at risk of being invalidated, held unenforceable or interpreted narrowly and could put our patent applications, or those of our licensors, at risk of not issuing. Moreover, we may not be able to prevent, alone or with our licensors, misappropriation of our proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the U.S. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, if securities analysts or investors perceive public announcements of the results of hearings, motions or other interim proceedings or developments to be negative, the price of our common stock could be adversely affected. The occurrence of any of the above could adversely affect our business, financial condition, results of operations, and prospects.

The intellectual property protection for our products is dependent on third parties.

With respect to patent applications relating to solithromycin or other compounds licensed from Optimer, Optimer retains rights in ASEAN countries. Generally, we do not have the right to prosecute and maintain any applications in those countries, unless Optimer elects not to file, prosecute or maintain any or all of such patents. Our potential future licensors also may retain the right to prosecute and maintain the patent rights that they license to us. If Optimer or other licensors fail to appropriately prosecute and maintain patent protection for any of our product candidates in those countries controlled by them, our ability to develop and commercialize those products may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products in those countries.

With respect to inventions that are jointly made by us and one of our licensors, partners or potential partners, we would need to determine, with our licensors, partners or potential partners, who would be responsible for the prosecution of patents relating to any joint inventions should they arise. In addition, we may be required to cede control of prosecution of our patents to partners or potential partners in order to consummate a partnering transaction. If any of our licensors or partners fails to appropriately prosecute and maintain patent protection for any of our product candidates in those countries controlled by them, our ability to develop and commercialize those products may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products in those countries.

If we are unable to protect the confidentiality of certain information, the value of our products and technology could be materially adversely affected.

We also rely on trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. To protect this competitive position, we regularly enter into confidentiality and proprietary information agreements with third parties, including employees, independent contractors, suppliers and collaborators. We cannot, however, ensure that these protective arrangements will be honored by third parties, and we may not have adequate remedies if these arrangements are breached. In addition, enforcement of claims that a third party has illegally obtained and is using trade secrets, know-how and technological advancements is expensive, time consuming and uncertain. Non-U.S. courts are sometimes less willing than U.S. courts to protect this information. Moreover, our trade secrets, know-how and technological advancements may otherwise become known or be independently developed by competitors in a manner providing us with no practical recourse against the competing parties. If any such events were to occur, they could adversely affect our business, financial condition, results of operations, and prospects.

We have not yet registered our trademarks in all of our potential markets, and failure to secure those registrations could adversely affect our business.

The USPTO has allowed our trademark applications for our mark “Taksta”, and, if we submit statements of use to the USPTO in a timely manner, the USPTO will issue trademark registrations, subject to unforeseen circumstances that arise. Although we are not currently aware of any oppositions to or cancellations of our registered trademarks or pending applications, it is possible that one or more of the applications could be subject to opposition or cancellation after the marks are registered. The registrations will be subject to use and maintenance requirements. We have not yet registered all of our trademarks in all of our potential markets and there are names or symbols other than “Cempra” that may be protectable marks for which we have not sought registration. Failure to secure those registrations could adversely affect our business. We cannot assure you that opposition or cancellation proceedings will not be filed against our trademarks or that our trademarks would survive such proceedings.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Such claims may lead to material costs for us, or an inability to protect or use valuable intellectual property rights, which could adversely affect our business, financial condition, results of operations, and prospects.

Risks Related to Ownership of Our Common Stock

An active trading market for our common stock may not develop to provide our stockholders with adequate liquidity.

Prior to February 3, 2012, there had not been a public market for our common stock. Since that time, our common stock has been thinly traded. We cannot assure you that an active trading market for our common stock will develop, or if it does develop, it may not be maintained. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active.

We might not be able to maintain the listing of our common stock on the Nasdaq Global Market.

Our common stock began listing on the Nasdaq Global Market on February 3, 2012, under the symbol “CEMP.” We might not be able to maintain the listing standards of that exchange. If we fail to maintain the listing requirements, our common stock might trade on the Nasdaq Capital Market, or move to the OTC Bulletin Board or in the “pink sheets” maintained by Pink OTC Markets, Inc. The OTC Bulletin Board and the “pink sheets” are generally considered to be markets that are less efficient and less broad than the Nasdaq Capital Market.

The market price of our common stock may be highly volatile, and you could lose all or part of your investment.

Our stock began trading on the Nasdaq Global Market on February 3, 2012. Between that date and November 19, 2012, it has traded between $5.30 and $9.56. Our stock price could be subject to wide fluctuations in response to a variety of factors, which include:

•	any delay in commencement of our Phase 2 or Phase 3 clinical trials for solithromycin or our Phase 2 or Phase 3 clinical trials for Taksta;

•	adverse results or delays in clinical trials;

•

any delay in filing our NDAs for solithromycin or Taksta and any adverse development or perceived adverse development with respect to the FDA’s review of the NDAs, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	changes in laws or regulations applicable to our products or product candidates, including but not limited to clinical trial requirements for approvals;

•	unanticipated serious safety concerns related to the use of solithromycin, Taksta or any of our other product candidates;

•	a decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•	the inability to obtain adequate product supply for solithromycin, Taksta or any other approved drug product, or the inability to do so at acceptable prices;

•	adverse regulatory decisions;

•	the introduction of new products or technologies offered by us or our competitors;

•	the effectiveness of our or our potential partners’ commercialization efforts;

•	the inability to effectively manage our growth;

•	actual or anticipated variations in quarterly operating results;

•	the failure to meet or exceed the estimates and projections of the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	the overall performance of the U.S. equity markets and general political and economic conditions;

•	developments concerning our sources of manufacturing supply and any commercialization partners;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	additions or departures of key scientific or management personnel;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	sales of our common stock by our stockholders in the future;

•	significant lawsuits, including patent or stockholder litigation;

•	changes in the market valuations of similar companies;

•	the trading volume of our common stock;

•	effects of natural or man-made catastrophic events or other business interruptions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the NASDAQ Global Market and the stock of biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

At October 25, 2012, our executive officers, directors and entities affiliated with certain of our directors beneficially owned approximately 42% of our outstanding voting common stock. Therefore, these stockholders have the ability to influence us through their ownership position. These stockholders may be able to determine the outcome of all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

The requirements of being a public company adds to our operating costs and might strain our resources and distract our management.

We became a public company on February 2, 2012. As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Global Market have imposed various requirements on public companies. While we may opt to rely on certain exemptions from these requirements provided in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our management and other personnel still need to devote a substantial amount of time to compliance initiatives. Moreover, we anticipate that compliance with certain rules and regulations will increase our legal, accounting and financial compliance costs substantially. We estimate the additional costs we may incur to respond to these requirements to range from $0.9 million to $1.2 million annually, although unforeseen circumstances could increase actual costs. In addition, these rules and regulations may make our activities related to legal, accounting and financial compliance more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth will make our common stock less attractive to investors or otherwise negatively impact the price of our stock.

The JOBS Act contains provisions that, among other things, reduce reporting requirements for qualifying companies. As an “emerging growth company”, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act.

Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we choose to rely on these exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and disclose executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering, or IPO, on February 8, 2012 or until we otherwise no longer satisfy the criteria to be an emerging growth company, whichever is earlier. If we rely on exemptions permitted under the JOBS Act, we cannot be certain if our scaled disclosure will make our stock less attractive to investors or negatively affect the price of our stock.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

We are not currently required to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Additionally, we have opted to rely on the exemptions provided in the JOBS Act, and will not be required to provide our independent auditor’s assessment of our internal controls over financial reporting until such time we cease to be an “emerging growth company”, which, at the latest, would be for our annual report on Form 10-K for the year ending December 31, 2017.

When we are required to evaluate our internal controls over financial reporting, which will begin with our annual report on Form 10-K for the year ending December 31, 2012, if we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy. As a consequence, we may not be able to complete our remediation process in time to meet our deadline for compliance with Section 404 of the Sarbanes-Oxley Act. Also, there can be no assurance that we will not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. The presence of material weaknesses could result in financial statement errors which, in turn, could require us to restate our operating results.

If, when applicable, we are unable to conclude that we have effective internal control over financial reporting or if, when required, our independent auditors are unwilling or unable to provide us with an attestation report on the effectiveness of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, our stock price could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on the NASDAQ Global Market.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders could cause our stock price to decline.

Certain holders of shares of our common stock are entitled to rights with respect to the registration under the Securities Act of 1933, as amended, or the Securities Act, of shares of our common stock or shares of our common stock issuable upon the exercise of warrants held by these individuals or entities. Registration of their shares of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. A limited number of securities and industry analysts currently publish research on our company. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which might cause our stock price and trading volume to decline.

Our ability to use our net operating loss carry-forwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended, referred to as the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carry-forwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We believe that, with the IPO completed in February 2012, our August 2011 Notes and other transactions that have occurred over the past three years, we may have triggered an “ownership change” limitation. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including as a result of the completion of this offering. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry-forwards to offset U.S. federal taxable income may be subject to limitations, which potentially could result in increased future tax liability to us.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will be limited to the value of their stock.

In addition, pursuant to the terms of the Hercules loan, for as long as the Hercules loan is outstanding, we may not pay any cash dividends on our common stock.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if an acquisition would benefit our stockholders, and could also make it more difficult to remove our current management. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	limiting the removal of directors by the stockholders;

•	creating a staggered board of directors;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by the board of directors. This provision could have the effect of discouraging, delaying or preventing someone from acquiring us or merging with us, whether or not it is desired by or beneficial to our stockholders. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus and the documents we have filed with the SEC that are incorporated herein by reference contain such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

Words such as “may,” “might,” “should,” “anticipate,” “estimate,” “expect,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. Forward-looking statements represent management’s current judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to: the costs, timing, regulatory review and results of our studies and clinical trials; our need to obtain additional funding and our ability to obtain future funding on acceptable terms; our ability to obtain FDA approval of our product candidates; our dependence on the success of solithromycin and Taksta; our anticipated capital expenditures and our estimates regarding our capital requirements; the possible impairment of, or inability to obtain, intellectual property rights and the costs of obtaining such rights from third parties; the unpredictability of the size of the markets for, and market acceptance of, any of our products, including solithromycin and Taksta; our ability to produce and sell any approved products and the price we are able realize for those products; our ability to retain and hire necessary employees and to staff our operations appropriately; our ability to compete in our industry; innovation by our competitors; and our ability to stay abreast of and comply with new or modified laws and regulations that currently apply or become applicable to our business. Please also see the discussion of risks and uncertainties under “Risk Factors” above and contained in any supplements to this prospectus.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated herein by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

USE OF PROCEEDS

The proceeds from the resale of the shares of common stock under this prospectus are solely for the account of the selling stockholders identified in this prospectus. We will not receive any proceeds from the sale of shares under this prospectus.

MARKET FOR COMMON STOCK

Our common stock has been listed on The NASDAQ Global Market under the symbol “CEMP” since our initial public offering in February 2012. Prior to that offering, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low intraday sales prices of our common stock as reported by The NASDAQ Global Market:

	2012
	High	Low
First Quarter*	$8.50	$6.00
Second Quarter	$9.56	$6.18
Third Quarter	$9.35	$7.11
Fourth Quarter (through November 19, 2012)	$8.25	$5.30

*	Our common stock began trading on the NASDAQ Global Market on February 3, 2012.

On November 19, 2012, the closing price as reported on The NASDAQ Global Market of our common stock was $5.61. As of November 19, 2012, there were 44 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital shares. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

In addition, our loan and security agreement with Hercules prohibits us from paying cash dividends on our common stock without the approval of Hercules.

SELLING STOCKHOLDERS

On October 24, 2012, we sold an aggregate of 3,864,461 shares of our common stock for $6.50 per share to certain institutional and accredited investors in a private placement financing. In connection with this financing, we entered into a registration rights agreement, pursuant to which we agreed to register the resale of the shares of common stock issued in the financing. This prospectus covers the resale of such shares.

The following table set forth certain information regarding the selling stockholders and the shares of common stock beneficially owned by them, which information is available to us as of October 25, 2012. The selling stockholders may offer the shares under this prospectus from time to time and may elect to sell some, all or none of the shares set forth under this prospectus. However, for the purposes of the table below, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders. In addition, a selling stockholder may have sold, transferred or otherwise disposed of all or a portion of that holder’s shares of common stock since the date on which the selling stockholder provided information for this table. We have not made independent inquiries about such transfers or dispositions. See the section entitled “Plan of Distribution” beginning on page 36.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, or the Exchange Act. The percentage of shares beneficially owned prior to the offering is based on 24,901,274 shares of our common stock outstanding as of October 25, 2012.

Selling Stockholder(1)	Number of Shares of Common Stock Beneficially Owned Before Any Sale	% of Class	Number of Shares of Common Stock Offered	Shares of Common Stock Beneficially Owned After Sale of All Shares of Common Stock Pursuant to this Prospectus(1)
				Number of Shares	% of Class
AP3, Tredje AP Fonden	937,737	3.77%	400,000	537,737	2.16%
Broadfin Healthcare Master Fund, LTD	923,077	3.71%	923,077	0	0
Deerfield Special Situations International Master Fund, L.P.(2)	733,594	2.95%	418,500	315,094	1.27%
Deerfield Special Situations Fund, L.P.(2)	629,577	2.53%	356,500	273,077	1.10%
Kingdon Associates(3)	201,248	*	107,648	93,600	*
M. Kingdon Offshore Master Fund L.P.(3)	316,321	1.27%	162,501	153,820	*
Kingdon Family Partnership, L.P.(3)	53,552	*	37,543	16,009	*
O’Connor Global Multi- Strategy Alpha Masters Limited	150,000	*	150,000	0	0
Perceptive Life Sciences Master Fund Ltd.	450,000	1.81%	450,000	0	0
Sabby Healthcare Volatility Master Fund, Ltd. (4)	307,692	1.24%	307,692	0	0
Clearmoon & Co. f/b/o Wasatch Small Cap Growth Fund(5)	1,366,958	5.49%	446,414	920,544	3.70%
Cronus & Co. f/b/o Wasatch Ultra Growth Fund(5)	113,483	*	34,483	79,000	*
Casing & Co. f/b/o Wasatch Micro Cap Fund(5)	190,356	*	70,103	120,253	*

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1)	Assumes that each selling stockholder will sell all of its shares of common stock subject to sale pursuant to this prospectus. There is no assurance that any selling stockholder will sell all or any of its shares of common stock.

(2)	Deerfield MGMT, L.P. (“Deerfield MGMT”) is the general partner, and Deerfield Management Company, L.P. (“Deerfield Management”) is the investment advisor, of Deerfield Special Situations Fund, L.P. (“Deerfield SS Fund”) and Deerfield Special Situations International Master Fund, L.P. (“Deerfield SS International”). James E. Flynn, president of the general partners of Deerfield MGMT and Deerfield Management, holds voting and dispositive power over the shares held by Deerfield SS Fund and Deerfield SS International.

(3)	Includes 201,248 shares directly held for the account of Kingdon Associates, a New York limited partnership (“Kingdon Associates”), 53,552 shares directly held for the account of Kingdon Family Partnership, L.P., a New York limited partnership (“Kingdon Family Partnership”), and 316,321 shares directly held by M. Kingdon Offshore Master Fund L.P., a Cayman Islands exempted company (“Kingdon Offshore”). Kingdon Capital Management, L.L.C., a Delaware limited liability company (“Kingdon Capital Management”), serves as investment manager to each of Kingdon Associates, Kingdon Family Partnership and Kingdon Offshore. In such capacity, Kingdon Capital Management may be deemed to have voting and investment power over the shares held for the accounts of each of Kingdon Associates, Kingdon Family Partnership and Kingdon Offshore. Mark Kingdon is the managing member of Kingdon Capital Management.

(4)	Sabby Healthcare Volatility Master Fund, Ltd. (“Sabby Healthcare Fund”) has indicated to us that Hal Mintz has voting and investment power over the shares held by it. Sabby Healthcare Fund has also indicated to us that Sabby Management, LLC serves as the investment manager of Sabby Healthcare Fund, that Hal Mintz is the manager of Sabby Management, LLC and that each of Sabby Management, LLC and Hal Mintz disclaim beneficial ownership over these shares except to the extent of any pecuniary interest therein.

(5)	Wasatch Advisors, Inc. is the investment advisor for Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, and Wasatch Micro Cap Fund and other accounts separately managed by Wasatch Advisors, Inc., referred to as the Separate Accounts. Wasatch Advisors, Inc., through its portfolio managers, has voting and dispositive authority over the shares held by Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Micro Cap Fund, and the Separate Accounts. Jeff Cardon, John Malooly and Dan Chace, respectively, have voting and dispositive authority over these shares and disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein.

Information about any other selling stockholders will be included in prospectus supplements or post-effective amendments, if required. Information about the selling stockholders may change from time to time. Any changed information with respect to which we are given notice will be included in prospectus supplements.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock offered in this prospectus on behalf of the selling stockholder. The term selling stockholder, which as used herein includes pledgees, donees, transferees or other successors-in-interest selling shares received from the selling stockholder as a gift, pledge, partnership distribution or other transfer after the date of this prospectus, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of Common Stock or interests in Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling stockholder will pay any brokerage commissions and similar selling expenses attributable to the sale of the shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent the selling stockholder gifts, pledges or otherwise transfers the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholder(s) under this prospectus.

The selling stockholder may use any one or more of the following methods when disposing of shares or interests therein:

•	on any national securities exchange or quotation service on which the Securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholder may, from time to time, pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholder to include the pledgee, transferee or other successors in interest as selling stockholder under this prospectus.

In connection with the sale of our Common Stock or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The selling stockholder may also sell shares of Common Stock short and deliver these securities to close out its short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholder from the sale of the shares of Common Stock offered by it will be the purchase price of the Common Stock less discounts or commissions, if any. The selling stockholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of Common Stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

To the extent required, the shares of Common Stock to be sold, the name(s) of the selling stockholder(s), the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the Common Stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholder and its affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholder against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholder to keep the registration statement that includes this prospectus effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement that contains this prospectus and (2) the date on which the shares may be sold without registration or restriction under the Securities Act.

The selling stockholder and any broker dealers that act in connection with the sale of the shares might be deemed to be “underwriters” as the term is defined in Section 2(11) of the Securities Act. Consequently, any commissions received by these broker dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholder may be deemed to be an “underwriter” as defined in Section 2(11) of the Securities Act, the selling stockholder may be subject to the prospectus delivery requirements of the Securities Act.

The selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that it meets the criteria and conform to the requirements of that Rule.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. No such broker-dealer will receive compensation in excess of that permitted by NASD Rule 2440 and IM-2440. In no event will any broker-dealer receive total compensation in excess of 8%. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that agent, dealer or broker-dealer under the Securities Act.

SELECTED CONSOLIDATED FINANCIAL DATA

Please see Item 6 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March  30, 2012, which is incorporated herein by reference, for our selected consolidated financial data.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Please see Item 7 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012, and Item 2 in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, filed with the SEC on May 10, 2012, August 8, 2012, and November 8, 2012, respectively, all of which are incorporated herein by reference, for our management’s discussion and analysis of financial condition and results of operations for the respective periods.

On October 1, 2012, our ability to draw an additional $10.0 million under the Hercules loan and security agreement expired in accordance with the terms of the agreement.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Please see Item 7A in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012, which is incorporated herein by reference, for our selected consolidated financial data.

BUSINESS

Please see Item 1 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012, which is incorporated herein by reference, for a discussion of our business.

On October 1, 2012, the FDA Safety and Innovation Act became effective. That act contains a section entitled “Generating Antibiotic Incentives Now,” known as the GAIN Act. The GAIN Act was designed to provide pharmaceutical and biotechnology companies with incentives to develop new and innovative antibiotics for the treatment of life-threatening infectious diseases caused by drug resistant pathogens. An antibiotic can qualify for these incentives if the FDA designates it as a Qualified Infectious Disease Product, or QIDP, which means that it is intended to treat serious or life-threatening infections, including those caused by resistant pathogens or pathogens that have the potential to pose a serious threat to public health that the GAIN Act requires the FDA to identify and list as “qualifying pathogens.”

Among the provisions of the GAIN Act, companies developing QIDPs may benefit from the following incentives:

•

Exclusivity. Sponsors filing a NDA for a qualified QIDP would receive five years of market exclusivity which would run in addition to the standard five years of exclusivity for a new chemical entity under the Hatch-Waxman Act. Therefore, QIDPs would qualify for 10 years of market exclusivity concurrent with or without patent protection;

•	Priority Review. NDAs for QIDPs would qualify for priority review by the FDA, reducing the standard 12-month review period to eight months; and

•

Fast Track Status. Sponsors of QIDPs would be provided with early and frequent communications with the FDA, in addition to the typical review and communication opportunities, potentially speeding the path from Phase 1 to NDA filing.

The GAIN Act also calls for the FDA to adhere to specific timetables on developing and issuing draft and final guidance for antibiotic trials. It also requires the FDA to issue guidance on pathogen-focused antibacterial drug development, clarifying the necessary clinical trials and endpoints for approval.

We expect that solithromycin and fusidic acid can each be designated as a QIDP. Solithromycin is intended to treat CABP, which is a serious infection, and also gonorrhea, for which there is a medical need for new treatments due to increasing gonococcal resistance. Fusidic acid is active against MRSA, which is included in the GAIN Act as an example of the type of pathogen that the FDA is to identify as a “qualifying pathogen.” Fusidic acid is intended to treat infections, including prosthetic joint infections, in which MRSA is the causative pathogen. If the FDA designates Taksta as a QIDP, it would get an additional five years of market exclusivity in addition to the five years available to it under Hatch-Waxman or seven years if we are able to obtain orphan drug status for Taksta for the treatment of prosthetic joint infections. If Taksta were approved for pediatric use, it would provide another six months of market exclusivity. However, there can be no assurance that either solithromycin or Taksta would qualify as a QIDP.

Legal Proceedings

We are not currently a party to any legal proceedings.

Employees

As of November 19, 2012, we had 19 employees, eight of whom hold Ph.D. or M.D. degrees. Eleven of our employees were engaged in research and development activities and eight were engaged in support administration, including business development and finance. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

We lease approximately 6,074 square feet of space for our headquarters in Chapel Hill, North Carolina under an agreement that expires in November 2014. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

MANAGEMENT

Please see the sections captioned “Proposal No. 1 – Election of Directors” and “Corporate Governance” in our proxy statement on Schedule 14A for our 2012 annual meeting of stockholders, filed with the SEC on April 26, 2012, and the section captioned “Executive Officers” beginning on page 62 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012, both of which are incorporated herein by reference, for a discussion of our management and corporate governance.

EXECUTIVE AND DIRECTOR COMPENSATION

Please see the sections captioned “Director Compensation” and “Executive Compensation” in our proxy statement on Schedule 14A for our 2012 annual meeting of stockholders, filed with the SEC on April 26, 2012, which is incorporated herein by reference, for a discussion of executive and director compensation.

TRANSACTIONS WITH RELATED PERSONS

Please see the section captioned “Certain Relationships and Related Transactions” in our proxy statement on Schedule 14A for our 2012 annual meeting of stockholders, filed with the SEC on April 26, 2012, which is incorporated herein by reference, for a discussion of our process for handling any transactions with related persons, of which there were none in 2011 and none in 2012 as of the date of this prospectus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of shares of our common stock beneficially owned as of October 25, 2012 by:

•	each person known by us to own beneficially more than 5% of the outstanding shares of our common stock;

•	each director;

•	each of our executive officers; and

•	all of our current directors and executive officers as a group.

This table is based upon the information supplied by our executive officers, directors and principal stockholders and from Schedules 13D and 13G filed with the SEC. Except as indicated in footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown, and their address is c/o Cempra, Inc., 6340 Quadrangle Drive, Suite 100, Chapel Hill, North Carolina 27517. As of October 25, 2012, we had 24,901,274 shares of common stock outstanding. Share ownership in each case also includes shares issuable pursuant to the exercise of stock options and warrants that can be exercised within 60 days after October 25, 2012 for purposes of computing the percentage of common stock owned by the person named. Options and warrants owned by a person are not included for purposes of computing the percentage owned by any other person.

Name and Address of Beneficial Owner	Number of shares beneficially owned	Percentage of shares beneficially owned
5% or greater stockholders:
Intersouth Partners VI, L.P. and its affiliates(1)	3,355,762	13.45%
406 Blackwell Street, Suite 200 Durham, NC 27701
Aisling Capital II, LP(2)	3,332,278	13.36%
888 Seventh Avenue, 30th Floor New York, NY 10106
Quaker BioVentures II, L.P.(3)	3,300,601	13.23%
Cira Centre 2929 Arch Street, Suite 325 Philadelphia, PA 19104
Wasatch Advisors, Inc.(4)	2,430,313	9.76%
150 Social Hall Avenue, 4th Floor Salt Lake City, UT 84111
I. Wistar Morris, III and his affiliates(5)	2,273,468	9.11%
234 Broughton Lane Villanova, PA 19085
Deerfield Management Company, L.P. and its affiliates(6)	1,363,171	5.47%
780 Third Avenue, 37th Floor New York, NY 10017

Directors and Named Executive Officers:
Richard Kent, M.D.(7)	3,368,012	13.50%
Dov Goldstein, M.D.(8)	3,344,528	13.40%
P. Sherrill Neff(9)	3,312,851	13.28%
Prabhavathi Fernandes, Ph.D.(10)	383,373	1.53%
Mark W. Hahn(11)	47,730	*
John H. Johnson(12)	34,914	*
Garheng Kong, M.D., Ph.D.(13)	31,191	*
David Gill(14)	18,750	*
All current executive officers and directors as a group (8 persons)(15)	10,541,349	41.55%

* Less than 1%.

(1)	Includes (i) 1,970,728 shares of held by Intersouth Partners VI, L.P. and 1,345,558 shares held by Intersouth Partners VII, L.P. and (ii) 15,790 shares and 23,686 shares issuable upon the exercise of warrants held by Intersouth Partners VI, L.P. and Intersouth Partners VII, L.P., respectively. The shares directly held by Intersouth Partners VI, L.P. (“Intersouth VI”) are indirectly held by Intersouth Associates VI, LLC (“ISA VI”), as general partner of Intersouth VI, and each of the individual managing members of ISA VI. The individual managing members (collectively, the “ISA VI Member Managers”) of ISA VI are Mitch Mumma and Dennis Dougherty. ISA VI Member Managers may share voting and dispositive power over the shares directly held by Intersouth VI. The shares held directly by Intersouth Partners VII, L.P. (“Intersouth VII”) are indirectly held by Intersouth Associates VII, LLC (“ISA VII”), as general partner of Intersouth VII, and each of the individual managing members of ISA VII. The individual managing members (collectively, the “ISA VII Member Managers”) of ISA VII are Mitch Mumma and Dennis Dougherty.

(2)	Includes (i) 3,293,060 shares and (ii) 39,218 shares issuable upon the exercise of warrants. The shares directly held by Aisling Capital II, LP (“Aisling”) are indirectly held by Aisling Capital Partners, LP (“Aisling GP”), as general partner of Aisling, Aisling Capital Partners, LLC (“Aisling Partners”), as general partner of Aisling GP, and each of the individual managing members of Aisling Partners. The individual managing members (collectively, the “Aisling Managers”) of Aisling Partners are Dennis Purcell, Dr. Andrew Schiff and Steve Elms. Each of Aisling, Aisling GP and Aisling Partners may be deemed to have sole power to direct the voting and disposition of the shares directly held by Aisling. The Aisling Managers may share voting and dispositive power over the shares directly held by Aisling.

(3)	Includes (i) 3,262,154 shares and (ii) 38,447 shares issuable upon the exercise of warrants. The shares directly held by Quaker BioVentures II, L.P. (“Quaker BioVentures”) are indirectly held by Quaker BioVentures Capital II, L.P. (“Quaker Capital LP”), as general partner of Quaker BioVentures and Quaker BioVentures Capital II, LLC (“Quaker Capital LLC”), as general partner of Quaker Capital LP.

(4)	Includes (i) 1,366,958 shares held by Wasatch Small Cap Growth Fund, (ii) 113,483 shares held by Wasatch Ultra Growth Fund, (iii) 190,356 shares held by Wasatch Micro Cap Fund, and (iv) 759,516 shares held by accounts separately managed by Wasatch Advisors, Inc., referred to as the Separate Accounts. Wasatch Advisors, Inc. is the investment advisor for Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Micro Cap Fund, and the Separate Accounts. Wasatch Advisors, Inc., through its portfolio managers, has voting and dispositive authority over the shares held by Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Micro Cap Fund, and the Separate Accounts. Jeff Cardon, John Malooly and Dan Chace, respectively, have voting and dispositive authority over these shares and disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein.

(5)	Includes (i) 742,033 shares held by I. Wistar Morris, III, 517,566 shares held by Martha Morris, 474,616 shares held by Cotswold Foundation, and 496,286 shares held by Eleventh Generation Partnership, LP, (ii) 13,635 shares, 9,345 shares, 8,543 shares and 8,944 shares issuable upon the exercise of warrants held by Mr. Morris, Mrs. Morris, Cotswold Foundation and Eleventh Generation Partnership, LP, respectively, and (iii) 2,500 shares that Mr. Morris has the right to acquire from us within 60 days of October 25, 2012 pursuant to the exercise of stock options. Mr. Morris is the spouse of Martha Morris and a trustee of Cotswold Foundation. Eleventh Generation Partnership, LP is a partnership of which Mr. Morris’s daughters are the general partners. Mr. Morris shares voting power with respect to the securities owned by Mrs. Morris and Cotswold Foundation. Mr. Morris disclaims beneficial ownership of the shares held by Mrs. Morris, Cotswold Foundation, and Eleventh Generation Partnership, LP, except to the extent of any pecuniary interest therein.

(6)

Includes 629,577 shares directly held by Deerfield Special Situations Fund, L.P. (“Deerfield SS Fund”), and 733,594 shares held by Deerfield Special Situations International Master Fund, L.P. (“Deerfield SS International”). Deerfield MGMT, L.P. (“Deerfield MGMT”) is the general partner, and Deerfield Management Company, L.P. (“Deerfield Management”) is the investment advisor, of Deerfield SS Fund and Deerfield SS International. James E. Flynn, president of the general partners of Deerfield MGMT and Deerfield Management, holds voting and dispositive power over the shares held by Deerfield SS Fund and Deerfield SS International.

(7)	Consists of (i) 12,250 shares that Dr. Kent has the right to acquire from us within 60 days of October 25, 2012 pursuant to the exercise of stock options, (ii) 1,970,728 shares held by Intersouth Partners VI, L.P., 1,345,558 shares held by Intersouth Partners VII, L.P. and (iii) 15,790 shares and 23,686 shares issuable upon the exercise of warrants held by Intersouth Partners VI, L.P. and Intersouth Partners VII, L.P., respectively. Dr. Kent, a member of our board of directors, is a partner of Intersouth Partners, the general partner of Intersouth Partners VI, L.P. and Intersouth Partners VII, L.P. Dr. Kent disclaims beneficial ownership of these shares held by Intersouth Partners VI, L.P. and Intersouth Partners VII, L.P., except to the extent of any pecuniary interest therein.

(8)	Consists of (i) 12,250 shares that Dr. Goldstein has the right to acquire from us within 60 days of October 25, 2012 pursuant to the exercise of stock options, (ii) 3,293,060 shares held by Aisling Capital II, LP and (iii) 39,218 shares issuable upon the exercise of warrants held by Aisling Capital II, LP. Dr. Goldstein, a member of our Board, is a member of the investment committee of Aisling Capital II, LP. Dr. Goldstein disclaims beneficial ownership of these shares held by Aisling Capital II, LP, except to the extent of any pecuniary interest therein.

(9)	Consists of (i) 12,250 shares that Mr. Neff has the right to acquire from us within 60 days of October 25, 2012 pursuant to the exercise of stock options, (ii) 3,262,154 shares held by Quaker BioVentures II, L.P. and (iii) 38,447 shares issuable upon the exercise of warrants held by Quaker BioVentures II, L.P. Mr. Neff, a member of our Board, is a managing member of Quaker BioVentures Capital II, LLC, the general partner of Quaker BioVentures Capital II, L.P., the general partner of Quaker BioVentures II, L.P. Pursuant to powers of attorney granted by Quaker BioVentures Capital II, LLC and Quaker BioVentures Capital II, L.P., Mr. Neff shares voting power with respect to the securities owned by the entities for which these entities serve as general partners. Mr. Neff disclaims beneficial ownership of these shares held by Quaker BioVentures II, L.P., except to the extent of any pecuniary interest therein.

(10)	Includes (i) 203,684 shares held by Dr. Fernandes, and (ii) 179,689 shares that Dr. Fernandes has the right to acquire from us within 60 days of October 25, 2012 pursuant to the exercise of stock options.

(11)	Consists of 47,730 shares that Mr. Hahn has the right to acquire from us within 60 days of October 25, 2012 pursuant to the exercise of stock options.

(12)	Consists of 34,914 shares that Mr. Johnson has the right to acquire from us within 60 days of October 25, 2012 pursuant to the exercise of stock options.

(13)	Consists of 31,191 shares that Dr. Kong has the right to acquire from us within 60 days of October 25, 2012 pursuant to the exercise of stock options.

(14)	Consists of 18,750 shares that Mr. Gill has the right to acquire from us within 60 days of October 25, 2012 pursuant to the exercise of stock options.

(15)	Includes 117,141 shares issuable upon the exercise of warrants and 349,024 shares subject to options that will be exercisable within 60 days of October 25, 2012 pursuant to the exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 85,000,000 shares, 80,000,000 of which are designated as common stock with a par value of $0.001 and 5,000,000 of which are designated as preferred stock with a par value of $0.001.

The following is a summary of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

At November 19, 2012, 24,903,774 shares of our common stock were outstanding.

The holders of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

The holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

At November 19, 2012, no shares of preferred stock were outstanding. Pursuant to our certificate of incorporation, our directors have the authority, without further action by our stockholders, to issue from time to time up to 5,000,000 shares of preferred stock in one or more series. Our board may fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

We have entered into a registration rights agreement with the holders of an aggregate of 9,486,019 shares of our common stock and shares issuable upon the exercise of warrants held by those individuals or entities, all of whom are former holders of our preferred shares and/or August 2011 Notes.

Demand Registration Rights. The holders of at least 25% of the shares having demand registration rights may make up to two demands that we file a registration statement (other than on Form S-3) so long as the aggregate number of securities requested to be sold under such registration statement is at least $1,500,000, subject to specified exceptions, conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights. If we are eligible to file a registration statement on Form S-3, the holders of at least 20% of the shares having registration rights may demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $1,000,000, subject to specified exceptions, conditions and limitations.

“Piggyback” Registration Rights. If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement under certain circumstances. While the filing with the SEC of the registration statement of which this prospectus is a part triggered these “piggyback” registration rights, those registration rights were waived by the holders of the required number of shares and warrants in accordance with the terms of the agreement.

Expenses of Registration. Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and up to two Form S-3 registrations within a given 12-month period described above, other than underwriting discounts and commissions.

Expiration of Registration Rights. The demand, piggyback and Form S-3 registration rights discussed above will terminate on February 8, 2019.

Delaware Anti-Takeover Law and Provisions of Our Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•

an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our certificate of incorporation and bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Certificate of Incorporation and Bylaws. Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our certificate of incorporation and bylaws:

•

permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change of control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•	provide that special meetings of our stockholders may be called only by the board of directors or by such person or persons duly designated by the board of directors to call such meetings.

Listing on the NASDAQ Global Market

Our common stock is listed on the NASDAQ Global Market under the symbol “CEMP.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Wyrick Robbins Yates & Ponton, LLP, Raleigh, North Carolina.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2011, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of the registration statement on Form S-1 that we have filed with the SEC under the Securities Act, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. We also maintain a website at http://www.cempra.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 6340 Quadrangle Drive, Suite 100, Chapel Hill, North Carolina 27517, (919) 313-6601.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a registration statement on Form S-1 under the Securities Act of 1933, as amended, with the SEC with respect to the securities being offered pursuant to this prospectus. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where You Can Find More Information.” The documents we are incorporating by reference are:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012;

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our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 10, 2012, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed with the SEC on August 8, 2012, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed with the SEC on November 8, 2012;

•	our Current Reports on Form 8-K filed with the SEC on February 27, March 26, May 31, June 15, September 5, October 4, October 9, October 19 (other than Item 2.02 thereto), and October 24, 2012; and

•	our definitive proxy solicitation materials filed with the SEC on April 26, 2012.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Cempra, Inc., Attention: Shane Barton, 6340 Quadrangle Drive, Suite 100, Chapel Hill, North Carolina 27517, (919) 316-6601.

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.